UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 16, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 November 2021 entitled ‘Vodafone Group Plc ⫶ H1 FY22 results’.

RNS Number : 4542S

Vodafone Group Plc

16 November 2021

Vodafone Group Plc  H1 FY22 results

16 November 2021

Demonstrating sustainable growth in both Europe and Africa

•	Group service revenue growth of 2.8%* in the first half of FY22

•	Adjusted EBITDAaL growth of 6.5%* and margin expansion of 0.7* percentage points year-on-year to 33.6%

•	Good performance in Germany with 1.2%* service revenue growth and 7.7%* Adjusted EBITDAaL growth

•	Pre-tax return on capital employed increased by 0.8 percentage points to 6.3%

•	Committed to improving returns through growth and portfolio action

		H1 FY22	H1 FY21	Change[1]
Financial results	Page	€m	€m	%
Group revenue	12	22,489	21,427	5.0
Group service revenue	12	19,010	18,418	2.8	*

Operating profit[2]	12	2,620	3,354	(21.9)
Adjusted EBITDAaL[2,3]	12	7,565	7,011	6.5	*
Profit for the financial period[2]	12	1,277	1,468

Basic earnings per share[2]	23	3.40c	4.30c
Adjusted basic earnings per share[2,3]	23	4.90c	3.96c

Interim dividend per share	39	4.50c	4.50c

Cash inflow from operating activities	23	6,455	6,009	7.4
Adjusted free cash flow[3]	24	23	451

Net debt[2,3]	25	(44,298)	(43,886)	(0.9)

1. "*" represents organic growth. See page 2. ǀ 2. Prior period re-presented for Vodafone Egypt which is no longer held for sale. See pages 24 and 30.
3. Non-GAAP measure. See page 46.

•	Group revenue increased by 5.0% to €22.5 billion, mainly driven by service revenue growth in Europe and Africa

•	FY22 Adjusted EBITDAaL guidance narrowed to top end of range €15.2 - €15.4 billion (from €15.0 - €15.4 billion), and Adjusted free cash flow upgraded to at least €5.3 billion (from at least €5.2 billion)

•	Interim dividend per share of 4.5 eurocents, record date 26 November 2021

Nick Read, Group Chief Executive, commented:

"The results show we have demonstrated good sustainable growth and solid commercial momentum. Our strengthened performance in Africa and Europe puts us on track to be at the top end of our guidance for this year, as well as firmly within our medium-term financial ambitions.

We know there is more to do and our focus remains on driving growth. We are structured for value creation, with operational priorities and portfolio actions which are designed to improve returns at pace."

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10am on 16 November 2021. The webcast and supporting information can be accessed at investors.vodafone.com

Summary  Good financial performance

Organic growth

All amounts marked with an "*" in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers have been adjusted to reflect a full year of operation on a proforma basis in order to be comparable to FY22. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 46 for more information.

Adjusted EBITDAaL

Adjusted EBITDA is now referred to as Adjusted EBITDAaL for FY22, with no change in the underlying definition. Adjusted EBITDAaL is a non-GAAP measure. See page 46 for more information.

Adjusted free cash flow

Adjusted free cash flow was previously referred to as free cash flow (pre spectrum, restructuring and integration costs). For the year ending 31 March 2022, the metric excludes Vantage Towers growth capital expenditure. Adjusted free cash flow is a non-GAAP measure. See page 46 for more information.

Financial performance

Total revenue increased by 5.0% to €22.5 billion (FY21 H1: €21.4 billion), driven by service revenue growth in Europe and Africa and a recovery in handset sales following COVID-19 disruption in the prior year, as well as favourable foreign exchange movements.

Adjusted EBITDAaL increased by 6.5%* to €7.6 billion (FY21 H1: €7.0 billion) due to revenue growth and a legal settlement in Italy. The Adjusted EBITDAaL margin was 0.7* percentage points higher year-on-year at 33.6%.

Operating profit decreased by 21.9% to €2.6 billion (FY21 H1: €3.4 billion), reflecting a prior year gain of €1.0 billion arising on the merger of Vodafone Hutchison Australia into TPG Telecom Limited. Excluding this, operating profit increased, reflecting higher Adjusted EBITDAaL and lower depreciation and amortisation, partly offset by a lower share of profits from associates and joint ventures.

The Group made a profit for the period of €1.3 billion (FY21 H1: €1.5 billion). The profit decrease was primarily driven by lower operating profit more than offsetting lower financing costs and a net income tax credit. The tax credit was attributable to one-off deferred tax credits in the UK and Italy reflecting the increase in the future statutory tax rate in the UK and the revaluation of assets in Italy.

Basic earnings per share was 3.40 eurocents, compared to basic earnings per share of 4.30 eurocents in the prior year.

Cash flow, funding & capital allocation

Cash inflow from operating activities increased by 7.4% to €6.5 billion (FY21 H1: €6.0 billion).

Free cash flow was an outflow of €1.0 billion (FY21 H1: outflow of €0.1 billion). Higher Adjusted EBITDAaL was offset by higher working capital attributed to seasonal phasing, higher dividends paid to non-controlling shareholders in subsidiaries, and higher licence and spectrum payments during the period. Adjusted free cash flow was an inflow of €23 million (FY21 H1: inflow of €0.5 billion) and is now expected to be higher than initially guided and at least €5.3 billion in FY22. See page 11 for further information.

Net debt at 30 September 2021 was €44.3 billion, compared to €40.5 billion as at 31 March 2021. Net debt increased by €3.8 billion due to the free cash outflow of €1.0 billion, equity dividends of €1.3 billion, share buybacks used to offset share dilution linked to mandatory convertible bonds of €1.1 billion, and other movements relating to mark-to-market losses recognised in the income statement of €0.4 billion.

The interim dividend per share is 4.5 eurocents (FY21 H1: 4.5 eurocents). The ex-dividend date for the interim dividend is 25 November 2021 for ordinary shareholders, the record date is 26 November 2021 and the dividend is payable on 4 February 2022.

Strategy  Focused on growth

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we want to enable an inclusive and sustainable digital society. We continue to make progress against our purpose strategy and provided a full update in our FY21 Annual Report and supplementary materials (available on investors.vodafone.com). We have also made further progress with respect to our purpose strategy during the first half of FY22.

In November 2018, we set out our ambition to reshape Vodafone and establish a foundation from which the Group can grow in the converged connectivity markets in Europe, and mobile data and financial services markets in Africa. As we begin the second phase of this transformation to become a new generation connectivity and digital services provider, in this section we outline that:

1.     our strategy is focused on growth and improving shareholder returns;

2.     we have clear near-term operational priorities; and

3.     we have further strategic opportunities through portfolio optimisation.

1  Strategy focused on growth & improving shareholder returns

We have now substantially delivered the first phase of our strategic ambition to reshape Vodafone into a stronger connectivity provider. This has been delivered through four key strategic priorities: (i) deepening customer engagement; (ii) accelerating our transformation to a digital first organisation; (iii) improving the utilisation of our assets; and (iv) optimising our portfolio. We executed at pace across all four priorities between FY19 and FY21 and by the end of March 2021, the three year highlights included:

•	mobile contract customer loyalty in Europe improved by 2.3 percentage points;

•	we added 4.3 million NGN broadband customers in Europe;

•	we increased the number of homes passed with our 1 gigabit capable fixed-line network in Europe to 43.7 million;

•	we launched 5G in 240 cities across 10 of our European markets;

•	we delivered a €1.3 billion net reduction in operating expenditure in Europe and Common Functions;

•	we agreed 8 strategic network sharing partnerships with 9 mobile network operators in 7 markets; and

•	we executed 19 significant corporate transactions to optimise our portfolio.

The systematic execution of our strategy translated into more consistent commercial performance and stronger financial performance, which can be summarised as:

•	a significant improvement in service revenue performance;

•	ongoing improvements in Adjusted EBITDAaL margins, growing from 31.6% in FY18 to 33.6% in H1 FY22;

•	consistent free cash flow generation, resulting in a sustainable dividend policy of at least 9 eurocents per annum; and

•	a continued focus on return on capital employed, with a 0.4 percentage point improvement in pre-tax ROCE to 6.3% between FY19 and H1 FY22.

The next phase of our strategy focuses on driving shareholder returns through growth. This will be delivered through three customer commitments and three enabling strategies, all of which work together towards realising our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society.

A  Strategic Progress Summary

Customer commitments	Enabling strategies
• Best connectivity products and services	• Simplified and most efficient operator
• Leading innovation in digital services	• Social contract shaping the digital society
• Outstanding digital experiences	• Leading gigabit networks

Customer commitments	Units	H1 FY22	H1 FY21
Best connectivity products & services
Europe mobile contract customers[1]	million	66.0	65.0
Europe broadband customers[1]	million	25.6	25.4
Europe Consumer converged customers[1]	million	8.3	7.6
Europe mobile contract customer churn	%	13.1	12.9
Africa mobile customers[2]	million	186.0	170.9
Africa data users[2]	million	87.6	84.5
Business service revenue growth*	%	1.2	(1.5)
Leading innovation in digital services
Europe TV subscribers[1]	million	22.2	22.3
IoT SIM connections	million	136	112
Africa M-Pesa customers[2]	million	49.0	45.3
Africa M-Pesa transaction volume[2]	billion	9.3	6.8
Outstanding digital experiences
Digital channel sales mix3 4%		24	22
End-to-end TOBi completion rate5 6%		41	33

1. Including VodafoneZiggo | 2. Africa including Safaricom | 3. Based on Germany, Italy, UK, Spain only | 4. Figure presented in H1 FY21 column reflects Europe digital channel sales mix in Q2 FY21 as the mix in Q1 was impacted by retail restrictions due do COVID-19 | 5. Group excluding Egypt | 6. Defined as percentage of total customer contacts resolved without human interaction through TOBi

Enabling strategies	Units	H1 FY22	H1 FY21
Leading gigabit networks
5G available in European cities[1]	#	244	127
Europe on-net gigabit capable connections[1]	million	46.5	39.4
Europe on-net NGN broadband penetration[1]	%	30	30
Simplified & most efficient operator		H1 FY22	FY21
Pre-tax return on capital employed2 3%		6.3	5.5
Post-tax return on capital employed2 4%		4.3	3.9
Europe markets where 3G switched off[1]	#	4	1

1. Including VodafoneZiggo | 2. These line items are non-GAAP measures. See page 46 for more information. The half-year ROCE calculation is based on returns for the 12 months ended 30 September 2021. | 3.  Controlled | 4. Controlled and associates/joint ventures

Further information on our strategy can be found through the following links:

Resource	Link
Second phase of strategy	vodafone.com/ar2021
Digital services & outstanding experience	investors.vodafone.com/digital-services
Leading gigabit networks	investors.vodafone.com/vtbriefing
Vodafone Business	investors.vodafone.com/vbbriefing
Vantage Towers	vantagetowers.com

2  Clear near-term operational priorities

In addition to the ongoing systematic execution of the second phase of our strategy, we have three operational areas that are currently being prioritised:

A.    strengthen commercial momentum in Germany;

B.    accelerate operational transformation in Spain; and

C.    position Vodafone Business to maximise EU recovery funding opportunities.

A  Strengthen commercial momentum in Germany

Germany is both the largest connectivity market in Europe and Vodafone's biggest market, representing 38.2% of Group Adjusted EBITDAaL in the first half of FY22. Germany has benefited from a more rational competitive environment compared to many other markets in Europe and is the only top five European market to have experienced ARPU growth for both mobile and fixed connectivity since 2017. Alongside the scale and rational market structure, Germany also presents the most significant converged connectivity opportunity of our larger markets, with only 18% of our mobile customers taking a fixed connectivity product, compared with 54% in Spain. Similarly, only 14% of our fixed connectivity customers in Germany take a mobile connectivity product, compared with 90% in Spain.

We are focused on taking advantage of this significant opportunity through the structural advantage we have created with our fixed connectivity services. Following the acquisition and commercial integration of the former Unitymedia assets, we can now reach over 23 million homes in Germany with 1 gigabit per second fixed line connectivity. Gigabit availability will also be rolled out to a further 1 million homes by the end of the financial year. Beyond this, we have clear upgrade plans for our hybrid fibre cable network that include a mix of demand-driven node-splitting - bringing fibre closer to our customers - and options for upgrading the last stretch of cable into customers' homes.

Compared with other markets, we have a more traditional sales mix with respect to retail, online and call centres in Germany. This has contributed to a lower rate of winning new customers as our traditional retail channels have been significantly impacted by COVID-19, with lockdowns and lower footfall. As retail footfall recovers, we are focused on strengthening our commercial momentum through stronger marketing campaigns, enhanced targeting of existing customers with attractive cross-selling and up-selling products, and further leveraging of the shared Group capabilities we have created for effective digital marketing.

B  Accelerate operational transformation in Spain

Over the last four years, the competitive environment in Spain has intensified as the number of customer-facing brands has increased from around 60 in 2017 to almost 80 in 2021. This has resulted in significant price deflation, with  mobile contract ARPU across the market declining by 16% since 2017. Given the relatively high operating leverage within the sector, this price deflation has had a significant impact on our financial performance in Spain.

Following a series of measures conducted between FY19 and FY21, we have stabilised our financial performance and are working to further support returns. We have recently concluded a restructuring plan, mainly affecting owned retail stores, as a part of our operational transformation and announced a reorganisation of the local executive committee, with new operational units focused on competitiveness and digitalisation in the Consumer segment.

Given the market backdrop, we have also conducted extensive interaction with policy makers and regulators at both the national and European level. We are pleased that a series of spectrum and taxation reforms are being pursued, including:

•	a well-structured spectrum auction, with an outcome below European benchmark levels;

•	longer duration for new licences with an extension of 20 years after the initial 20-year term;

•	the consideration of the reduction of spectrum licence fees; and

•	the consideration of the cessation of television taxation for network operators.

In addition to these improvements, we are also actively pursuing further market structure opportunities including enhancing strategic network partnerships and in-market consolidation. We are also working to maximise the opportunities available for Vodafone Business from EU recovery funding programmes, which will be particularly significant in Spain.

C  Position Vodafone Business to maximise EU funding opportunities

The European Commission has launched a series of funding programmes with €750 billion available under the banner "NextGenerationEU". These include the Recovery & Resilience facility, which combines €360 billion of loans and €312.5 billion of grants available to European Union Member States. Of these grants, approximately 70% will be allocated to European Union Member States in which Vodafone has an operating presence. These grants are planned to be 70% committed by the end of 2022. The range of funding presents a direct and indirect opportunity given that at least 20% of the total funding is planned to support the European Commission's digital transformation agenda. We are tracking the progress of funding applications and approvals at the project level. The table below summarises the current funding status by country.

Country	Total funds	Digital allocation	Green allocation	Released so far
Germany	€25.6bn grants	52%	42%	€2bn
Italy	€68.9bn grants + €122.6bn loans	25%	37%	€25bn
Spain	€69.5bn grants	28%	40%	€9bn
Greece	€17.8bn grants + €12.7bn loans	23%	38%	€4bn
Portugal	€13.9bn grants + €2.7bn loans	22%	38%	€2bn
Czechia	€7bn	22%	42%	€1bn
Ireland	€1bn	32%	42%	None
Romania	€14.2bn grants + €14.9bn loans	21%	41%	None

In order to maximise our access to these opportunities, we have mobilised a dedicated cross-functional team comprising product specialists, business development executives and experienced regulatory affairs professionals. Our plans are focused on five core cross-market opportunities: digitalisation of SMEs; eHealth investments; smart cities; digital initiatives for a greener Europe; and connected education. We have an attractive and relevant suite of products and services designed to access funding opportunities available and further detailed information on the opportunity and our progress will be outlined in a dedicated virtual investor briefing in 2022.

3  Strategic opportunities through portfolio optimisation

Following the launch of the second phase of our strategy to be the new generation connectivity and digital services provider for Europe and Africa, we conducted an extensive portfolio review to assess the optimal structure to deliver our strategy.

Historically, our Group has been managed as a combination of geographically focused operating companies, which draw from a range of shared services. Over the last three years, we have been evolving our business model and organisational structures to operate in a more streamlined and agile matrix. We continue to recognise the importance of local, in-market scale and capabilities, but also strive to generate further value from the scale and breadth of our footprint.

Increasingly, we are managing our Group through four group-wide operational layers:

A.    infrastructure assets;

B.    shared operations;

C.    growth platforms; and

D.    retail & customer service.

A  Infrastructure assets

Our converged connectivity infrastructure is largely managed through three components: passive mobile, active mobile and fixed.

Our passive mobile infrastructure is now primarily held and operated through Vantage Towers' network of 82,000 towers across ten European markets. The Vantage Towers IPO was completed successfully in March 2021 and the company has a current market capitalisation of €15 billion. Further information on Vantage Towers is available at vantagetowers.com. We continue to own and operate our active mobile infrastructure in Europe directly, which includes 135,000 radios. In addition, our African operations operate a further 41,000 radios and 22,000 towers. We reached network sharing partnerships in 7 markets between FY19 and FY21 and are committed to enhancing asset utilisation through network sharing.

Our fixed connectivity infrastructure comprises consumer connectivity networks, mobile backhaul, and international terrestrial and submarine connections. Across the Group, our fixed connectivity networks include over 1.1 million kilometres of fibre infrastructure and more than 0.5 million kilometres of coaxial cable. Our approach to operating our connectivity infrastructure was discussed at a recent investor briefing (investors.vodafone.com/vtbriefing), where we outlined our unified pan-European technology organisational structure. We are actively exploring further opportunities for our fixed network assets to improve asset utilisation.

B  Shared operations

The connectivity value chain involves a high degree of repeatable processes across all our markets, such as procurement, network deployment, network operations, sales activities, customer support operations, and billing and transaction processing. As one of the largest global connectivity providers, we have a significant opportunity to standardise processes across markets, relocate operations to lower cost centres of excellence and apply automation at scale, delivering best-in-class efficiency levels.

We have consolidated our supplier management function into a single, centralised procurement company. The Vodafone Procurement Company manages global tenders and allows us to generate over €600 million in annual savings compared to standalone operators.

We manage our IT operations, network operating centres and back-office activities through three Shared Service Centres ('_VOIS') in Egypt, India and Eastern Europe.  Over a third of the cumulative €1.3 billion net opex savings made between FY19 and FY21 in Europe and Common Functions were generated through integrating activities into _VOIS and driving digitisation at speed. Approximately 30% of the Group's headcount works in _VOIS and other shared operations, and over the last three years we have automated over 5,500 roles.

Vodafone Roaming Services manages our global roaming relationships with other operators and our Partner Markets team works with 30 local operators in building strategic alliances and extending our reach into different markets.  These functions generate over €250 million revenue and cost savings annually.

Last year, we simplified our operating model and initiated one of our largest ever organisational changes to accelerate our transformation into a new generation connectivity and digital services provider for Europe and Africa. As part of this, we have moved to a unified technology operating model with one integrated European network and IT/digital team to drive efficiency, increase speed of execution, standardise key processes, and codify the best solutions for implementation across all of our markets.

We have made good progress over the last three years, however there is still scope for further efficiencies, particularly with respect to network operations and digital services platforms.

C  Growth platforms

Over the last few years, we have invested in digital capabilities and scalable technology to build three digital growth platforms, which were discussed at a recent investor briefing (investors.vodafone.com/digital-services).

1.   Leading digital consumer services ⫶ Complementary digital services play a crucial role in deepening relationships with consumers, in addition to having attractive economic models. We now have over 50 million customers subscribing to a digital service, which leads to higher ARPU, improved distribution efficiency, higher NPS and lower churn. We are focused on further developing our strong positions in Consumer IoT, Vodafone TV, home services, device lifecycle services and loyalty applications.

2.  The global IoT connectivity leader ⫶  Our IoT service was established in 2008 and has grown to be the largest IoT connectivity provider globally, with 136 million devices connected. Vodafone IoT has been recognised as a leader in managed connectivity by Gartner every year since 2014. Vodafone IoT currently generates €0.9 billion annual revenue with double-digit revenue growth and a strong double-digit ROCE. The total addressable market is €10 billion and expected to grow 16% p.a., with further stimulus from the NextGenerationEU recovery plan funding, supporting Vodafone's further expansion into end-to-end IoT services.

3.   The leading FinTech in Africa ⫶  Since formation in 2007 as a money transfer service, our financial services businesses in Africa - encompassing  Vodacom Group, Safaricom and Vodafone Egypt - have collectively grown to be the leading FinTech in Africa. Vodacom Group and Safaricom together have 57 million customers, with M-Pesa transaction value of US$26.8 billion per month in the first six months of FY22. Our African FinTech business has significant growth opportunities through penetration growth in existing markets, expanding into new markets and scaling new products, including the recent launch of the VodaPay 'super-app' in South Africa. The Vodacom Group has clear financial ambitions to grow its new services, which include financial services, at or above 20% CAGR.

We will continue to incubate our three digital growth platforms and ensure we capture the opportunities available. We will also regularly assess ownership structures and our own financial reporting to maximise visibility and optionality.

D  Retail & customer service

Our retail and customer service operations are currently organised in three segments summarised in the table below.

	Europe Consumer	Africa Consumer	Business
Annualised H1 FY22	Vodafone	Vodacom	Vodafone Business
Service Revenue	€20 billion	€6 billion	€10 billion
Market capitalisation	-	€15 billion	-
Further information	investors.vodafone.com/about- us/what-we-do	vodacom.com/investor- relations	investors.vodafone.com/vbbriefing

1.   Europe Consumer  In Europe, we are a leading converged connectivity provider with 8.3 million converged customers, 114 million mobile connections, 143 million marketable NGN broadband homes, and we have launched 5G in 244 cities in 10 markets in Europe.

2.   Africa Consumer  In Africa, we are the leading provider of mobile data and mobile payment services. We have 186 million mobile customers in 8 markets and we are the leading mobile connectivity provider by revenue market share in 7 markets. Our M-Pesa financial services platform processed over 9 billion transactions during the first six months of FY22 and has 49 million customers.

3.   Vodafone Business  Vodafone Business is a key growth driver for the Group, representing 27% of service revenue in the period. We operate in attractive markets with a compelling structural opportunity, with expected addressable market growth of c.8% per annum. Our strategy is grounded in our purpose to connect for a better future and is focused on three core elements. Firstly, to be the trusted partner for small and medium-sized enterprises. Secondly, to be the gigabit connectivity provider of choice to large enterprises. Thirdly, to be the leading end-to-end provider of IoT solutions for every organisation.

Alongside the active optimisation of our portfolio over the medium-term, we have three initial priority areas to enable our strategy and realise value for our shareholders:

I. actively pursue opportunities for Vantage Towers;

II. actively pursue in-market consolidation opportunities in major European markets; and

III. integrate Vodafone Egypt into Vodacom to create a pan-African powerhouse.

I  Vantage Towers

By separating and listing Vantage Towers at pace, it is now in a prime position to drive consolidation within the European sector. We are actively pursuing accretive bolt-on transactions and industrial merger opportunities. We expect to deconsolidate Vantage Towers from the Group and monetise part of our holding over time, reserving strategic flexibility for our mobile business.

II  European in-market consolidation

Over the last decade, the performance of the European telecommunications industry has been weaker than other regions, which market commentators largely attribute to its regulatory environment. European regulation has been driving increasingly fragmented market structures compared with North America or Asia. Sustained price deflation and the inability to derive cost synergies from scale have impacted sector returns, which in turn limits the sustainability of capital investment in critical national infrastructure. As noted above, Germany  has benefited from a more sustainable competitive environment compared to many other markets in Europe and those markets would benefit from in-market consolidation. We are pragmatically pursuing value accretive in-market consolidation to deliver sustainable market structures in our major European markets.

III  Vodafone Egypt

On 10 November, we announced that we have agreed to transfer our 55% shareholding in Vodafone Egypt to Vodacom Group, our African subsidiary, for €2,722 million on a debt free, cash free basis.  Based on Vodafone's 55% share of net debt in Vodafone Egypt as at 30 September 2021, the total purchase consideration is €2,365 million. Approximately 80% of the consideration (€1,892 million) will be settled by the issuance of 242 million new ordinary Vodacom Group shares to Vodafone Group. As a result, Vodafone Group's ownership in Vodacom Group will increase from 60.5% to 65.1%. The remaining 20% of the consideration (€473 million) will be settled in cash. The transaction is subject to a number of conditions but is expected to close before 31 March 2022.

The integration of Vodafone Egypt into Vodacom follows a series of other portfolio simplification transactions which have helped Vodacom become a pan-African connectivity and financial services powerhouse. Including Ethiopia, Vodacom will operate in markets with combined populations over more than 500 million people and including Egypt, Vodacom currently has number 1 market positions in seven countries. We will move at pace with the imminent integration of Vodafone Egypt, which will benefit from closer cooperation with Vodacom, enabling it to accelerate growth in financial services and IoT. Further information on the proposed transaction and the Vodacom Group is available here: vodacom.com/investor-relations.

Our purpose  We connect for a better future

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we want to enable an inclusive and sustainable digital society. We continue to make progress against our purpose strategy and provided a full update in our FY21 Annual Report and supplementary materials (available on investors.vodafone.com). We have also made further progress with respect to our purpose strategy during the first half of FY22.

Europe's largest network, powered by 100% renewable electricity

From July 2021, our entire European operations - including mobile and fixed networks, data centres, retail and offices - are 100% powered by electricity from renewable sources. This marks a key step towards our goal of reducing our own carbon emissions to 'net zero' by 2030 and across our entire value chain by 2040.

Eco Rating

We have announced that the pan-industry Eco Rating labelling scheme we launched with four other major European operators in May is set to roll out globally. The announcement paves the way for Eco Rating to become a global harmonised labelling system, giving consumers everywhere consistent and transparent insight on the environmental impact of new smartphones. The Eco Rating scheme was initially launched in 24 European countries and has since been rolled out in Brazil and by Vodacom in South Africa. Eco Rating is now expected to launch in other countries including Argentina, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay. More than 150 mobile phones from 15 manufacturers are now assessed by the Eco Rating initiative, nearly doubling the range of devices rated at launch.

Eco-SIM cards

We have recently announced that we are launching Eco-SIM cards made from recycled plastic as part of our commitment to reduce our impact on the environment. Starting from October 2021, we are providing customers with new Eco-SIMs in the half-sized format made from recycled plastic, progressively replacing SIM cards that are currently made from new plastic. Eco-SIM will be rolled out across all of our European markets, as well as in Egypt, Turkey and South Africa. The introduction of Eco-SIM - in the same material-efficient, half-sized card format - further eliminates the need for 320 tonnes of virgin plastic to be manufactured each year.  This has the potential to save an additional 1,280 tonnes of CO2e per year from not manufacturing new plastic to be used for the cards.

Vodafone Spirit

Spirit Beat is our bi-annual employee survey that measures progress on how people experience our culture (Vodafone Spirit), engagement, and connection to our purpose. It also includes a nudge engine which provides personalised coaching tips to employees based on results.

The results from the latest survey conducted in September show stability against the backdrop of a challenging environment and unprecedented change. Our employee engagement index remained high at 73 (January 2021: 74) and 93% of employees feel that their daily work contributes significantly to Vodafone's purpose ("We connect for a better future"). As we reported in our FY21 Annual report, managers who demonstrate Vodafone Spirit continue to create a higher Spirit Index and employee engagement scores, compared to managers who do not.

As part of our future ready framework, we have introduced further flexibility to our working practices and set global standards for new hybrid ways of working. Results from the latest survey show that those who are hybrid-working feel more connected to Spirit and purpose and are also more engaged. Our first quarterly Global Spirit day also took place in October and was designed to provide dedicated space for personal growth, wellbeing, and connection.

Outlook  Operating model supporting guidance

Outlook for FY22

Our good financial performance during the first six months of the year has demonstrated the strong execution of our strategy.

FY22 Guidance

As a result of our good performance in H1 FY22 and based on the current prevailing assessments of the global macroeconomic outlook, we are on track to achieve the upper half of our original Adjusted EBITDAaL guidance range, implying 4.5-5.9%* Adjusted EBITDAaL growth for the financial year. We are also increasing our expectation for Adjusted free cash flow to at least €5.3 billion in FY22.

	Original guidance	Updated guidance
Adjusted EBITDAaL[1]	€15.0 - €15.4 billion	€15.2 - €15.4 billion

Adjusted free cash flow[1]	At least €5.2 billion	At least €5.3 billion

Financial modelling considerations & assumptions

The guidance above reflects the following:

•	Foreign exchange rates used when setting guidance were as follows:

- EUR 1 : GBP 0.86;

- EUR 1 : ZAR 17.15;

- EUR 1 : TRY 9.74; and

- EUR 1 : EGP 18.89.

•	In May 2020, we set out our medium-term financial ambition, alongside our financial guidance for FY22. More detail can be found on investors.vodafone.com;

•	Guidance and our medium-term financial ambition assume no material change to the structure of the Group.

1 Adjusted free cash flow is Free cash flow before licence and spectrum payments, restructuring costs arising from discrete restructuring plans, integration costs and Vantage Towers growth capital expenditure. Growth capital expenditure is on a cash basis and includes expenditure on new sites, ground lease optimisation and other adjacency opportunities as defined by Vantage Towers. Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 46 for more information.

Financial performance  Sustainable growth in both Europe and Africa

•	Group revenue increased by 5.0% to €22.5 billion, driven by a return to growth of service revenue, strong recovery in handset sales following COVID disruption in the previous year and favourable foreign exchange movements during the period

•	Adjusted EBITDAaL growth of 6.5%* and margin expansion of 0.7* percentage points year-on-year to 33.6%

•	Operating profit decreased by 21.9% as the prior year included a gain on disposal of €1.0 billion

•	Returns improving and pre-tax return on capital employed increased by 0.8 percentage points to 6.3%

Group financial performance

	H1 FY22[1]		H1 FY21[2]		Reported
	€m		€m		change %
Revenue	22,489		21,427		5.0
- Service revenue	19,010		18,418		3.2
- Other revenue	3,479		3,009
Adjusted EBITDAaL[3,4]	7,565		7,011		7.9
Restructuring costs	(172)		(86)
Interest on lease liabilities[5]	199		189
Loss on disposal of property, plant & equipment and intangible assets	(26)		(13)
Depreciation and amortisation on owned assets	(4,949)		(5,062)
Share of results of equity accounted associates and joint ventures	111		260
Other (expense)/income	(108)		1,055
Operating profit	2,620		3,354		(21.9)
Investment income	129		183
Financing costs	(1,473)		(1,610)
Profit before taxation	1,276		1,927
Income tax credit/(expense)	1		(459)
Profit for the financial period	1,277		1,468

Attributable to:
- Owners of the parent	996		1,269
- Non-controlled interests	281		199
Profit for the financial period	1,277		1,468

Basic earnings per share	3.40	c	4.30	c
Adjusted basic earnings per share[3]	4.90	c	3.96	c

Further information is available in a spreadsheet at https://investors.vodafone.com/reports-information/results-reports-presentations

Notes:

1.	The H1 FY22 results reflect average foreign exchange rates of €1:£0.86, €1:INR 88.11, €1:ZAR 17.13, €1:TRY 10.09 and €1: EGP 18.70.
2.	In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Adjusted EBITDAaL has declined by €12 million, Operating profit has declined by €118 million, Profit before tax has declined by €118 million, Profit for the financial period has declined by €87 million, Basic earnings per share declined by 0.15 eurocents and Adjusted basic earnings per share declined by 0.15 eurocents.
3.	Adjusted EBITDAaL and adjusted basic earnings per share are non-GAAP measures. See page 46 for more information.
4.	Includes depreciation on Right-of-use assets of €2,003 million (H1 FY21: €1,925 million).
5.	Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group's definition of that metric, for re-presentation in financing costs.

Organic growth

All amounts marked with an "*" in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers have been adjusted to reflect a full year of operation on a proforma basis in order to be comparable to FY22. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 46 for more information.

Segmental reporting

Following the IPO of Vantage Towers A.G. in March 2021, the business is a new reporting segment for the year ending 31 March 2022 ('FY22'). Comparative information for the year ended 31 March 2021 has not been re-presented. Total revenue is unaffected because charges from Vantage Towers A.G. to operating companies are eliminated on consolidation. The segmental results of Vantage Towers A.G. include the contribution from Cornerstone Technologies Infrastructure Limited as a joint operation with Telefonica in the UK.

Adjusted EBITDAaL

Adjusted EBITDA is now referred to as Adjusted EBITDAaL for FY22, with no change in the underlying definition. Adjusted EBITDAaL is a non-GAAP measure. See page 46 for more information.

Adjusted free cash flow

Adjusted free cash flow was previously referred to as Free cash flow (pre spectrum, restructuring and integration costs). For the year ending 31 March 2022, the metric excludes Vantage Towers growth capital expenditure. Adjusted free cash flow is a non-GAAP measure. See page 46 for more information.

Geographic performance summary

					Other		Other	Vantage	Common	Elimi-
H1 FY22	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Towers	Functions[1]	nations	Group
Total revenue (€m)	6,447	2,507	3,161	2,090	2,810	2,928	1,958	611	707	(730)	22,489
Service revenue (€m)	5,777	2,187	2,521	1,866	2,502	2,271	1,752	-	252	(118)	19,010
Adjusted EBITDAaL (€m)[2]	2,892	917	638	445	836	1,062	683	305	(213)	-	7,565
Adjusted EBITDAaL margin (%)[2]	44.9%	36.6%	20.2%	21.3%	29.8%	36.3%	34.9%	49.9%			33.6%

Downloadable performance information is available at: https://investors.vodafone.com/reports-information/results-reports-presentations

	FY21							FY22
Service revenue growth %	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Germany	25.4	6.9	15.4	1.0	1.2	1.1	7.7	1.1	0.8	0.9
Italy	(6.5)	(7.9)	(7.2)	(7.8)	(8.8)	(8.3)	(7.8)	(3.9)	(1.6)	(2.8)
UK	(3.2)	(0.8)	(2.0)	(5.1)	(4.4)	(4.7)	(3.4)	5.3	4.7	5.0
Spain	(6.9)	(1.8)	(4.4)	(0.9)	(2.2)	(1.5)	(3.0)	0.5	(2.0)	(0.7)
Other Europe	3.8	(1.9)	0.8	(4.0)	-	(2.0)	(0.6)	4.9	2.7	3.8
Vodacom	(11.9)	(12.3)	(12.1)	(9.1)	(1.2)	(5.3)	(8.7)	18.5	14.6	16.5
Other Markets	(18.9)	(15.1)	(17.0)	(9.5)	(6.1)	(7.8)	(12.8)	(1.3)	10.0	4.3
Vantage Towers	-	-	-	-	-	-	-	-	-	-
Group	1.3	(2.5)	(0.7)	(3.9)	(2.4)	(3.1)	(1.9)	3.1	3.4	3.2

	FY21							FY22
Organic service revenue growth %*[2]	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Germany	-	(0.1)	(0.1)	1.0	1.2	1.1	0.5	1.4	1.0	1.2
Italy	(6.5)	(8.0)	(7.2)	(7.8)	(7.8)	(7.8)	(7.5)	(3.6)	(1.4)	(2.5)
UK	(1.9)	(0.5)	(1.2)	(0.4)	(0.6)	(0.5)	(0.8)	2.5	0.6	1.2
Spain	(6.9)	(1.8)	(4.4)	(1.1)	(1.3)	(1.2)	(2.8)	0.8	(1.9)	(0.6)
Other Europe	(3.1)	(1.8)	(2.4)	(0.7)	(0.2)	(0.4)	(1.4)	4.2	2.4	3.3
Vodacom	1.5	3.2	2.3	3.3	7.3	5.3	3.9	7.9	3.1	5.4
Other Markets	9.1	9.0	9.0	12.3	13.1	12.7	10.8	18.4	19.7	19.1
Vantage Towers	-	-	-	-	-	-	-	-	-	-
Group	(1.3)	(0.4)	(0.8)	0.4	0.8	0.6	(0.1)	3.3	2.4	2.8

Notes:

1.   Common Functions Adjusted EBITDAaL includes a non-recurring charge in relation to the impairment of prior year receivables.

2.   Adjusted EBITDAaL, Adjusted EBITDAaL margin and organic service revenue growth are non-GAAP measures. See page 46 for more information.

Germany  30% of Group service revenue

	H1 FY22	H1 FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	6,447	6,371	1.2
- Service revenue	5,777	5,723	0.9	1.2
- Other revenue	670	648
Adjusted EBITDAaL	2,892	2,844	1.7	7.7
Adjusted EBITDAaL margin	44.9%	44.6%

Reported total revenue increased by 1.2% to €6.4 billion, supported by service revenue growth.

On an organic basis, service revenue grew by 1.2%* (Q1: 1.4%*, Q2: 1.0%*), reflecting a higher customer base, broadband ARPU growth, and higher roaming and visitor revenue, which was partially offset by lower variable call usage revenue. Retail service revenue grew by 1.7%* (Q1: 1.9%*, Q2: 1.5%*).

Fixed service revenue grew by 0.9%* (Q1: 0.6%*, Q2: 1.2%*) supported by ARPU and customer base growth. The sequential improvement in trends was primarily driven by the lapping of the variable usage revenue peak in Q1 in the prior year. Our commercial momentum started to improve during the second quarter, reflecting a gradual recovery in retail footfall, however it is still below pre-pandemic levels. We added 86,000 cable customers during the period, including 38,000 migrations from legacy DSL broadband. Half of our cable broadband customers now subscribe to speeds of at least 250Mbps, and gigabit speeds are available to 23.1 million households across our hybrid fibre cable network.

Our TV customer base declined by 101,000, as reduced retail activity during the COVID-19 pandemic led to fewer gross customer additions. Our converged propositions, led by 'GigaKombi', allow customers to combine their mobile, landline, broadband and TV subscriptions for one monthly fee. During the period, we accelerated convergence penetration following a successful campaign and our converged customer base increased by 330,000 to almost 2 million Consumer converged accounts.

Mobile service revenue increased by 1.5%* (Q1: 2.3%*, Q2: 0.8%*), reflecting customer base growth, and higher roaming and visitor revenue. The slowdown in quarterly trends was attributable to the delayed retail recovery impacting commercial performance, and a reduction in mobile termination rates which took effect as of July. We added 54,000 contract customers during the period and contract churn improved by 1.1 percentage points year-on-year to 11.0%. In June, we successfully launched our digital-only second brand, SIMon mobile.  We added a further 3.4 million IoT connections during the period, supported by strong demand from the automotive sector.

Adjusted EBITDAaL grew by 7.7%*, supported by synergy delivery, ongoing cost efficiencies, higher service revenue, as well as some small one-off settlements, partially offset by higher publicity costs. The Adjusted EBITDAaL margin was 2.7* percentage points higher year-on-year at 44.9%.

We continue to make strong progress in integrating the acquired Unitymedia assets and are executing faster than planned with respect to our cost and capital expenditure synergy targets.

We switched off our 3G network on 1 July 2021, with spectrum re-assigned to increase the capacity, speed and coverage of our 4G networks. Our 5G network is now available to more than 35 million people. We launched Europe's first 5G standalone network in April. Standalone 5G enables higher speeds, enhanced reliability and ultra-low latency, in addition to using 20% less energy on customers' devices.

Italy  12% of Group service revenue

	H1 FY22	H1 FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,507	2,506	-
- Service revenue	2,187	2,249	(2.8)	(2.5)
- Other revenue	320	257
Adjusted EBITDAaL	917	800	14.6	14.7
Adjusted EBITDAaL margin	36.6%	31.9%

Reported total revenue was stable at €2.5 billion as lower service revenue was offset by higher equipment revenue.

On an organic basis, service revenue declined by 2.5%* (Q1: -3.6%*, Q2: -1.4%*) as a result of continued price pressure. The improvement in quarterly trends was supported by the migration of PostePay MVNO customers onto our network, which completed in early August.

Mobile service revenue declined by 3.0%* (Q1: -4.0%*, Q2: -1.9%*) as greater competition in the value segment and a lower active prepaid customer base year-on-year were partly offset by targeted pricing actions. Market mobile number portability volumes remained below prior year period levels, despite the easing of national lockdown measures. The quarter-on-quarter improvement in service revenue was supported by the positive contribution from PostePay MVNO customer migrations onto our network. Our second brand 'ho.' continued to grow, with 201,000 net additions supported by our best-in-class net promoter score, and now has 2.7 million customers.

Fixed service revenue declined by 1.3%* (Q1: -2.7%*, Q2: 0.1%*) driven by a shift in consumer demand towards fixed-wireless access connectivity, which was partially offset by higher Business activity compared to the prior year. We added 33,000 fixed-wireless access customers during the period, which are included in our mobile customer base. We now have over 3 million broadband customers, and 48% of our broadband base is converged. Our total Consumer converged customer base is 1.2 million, an increase of 41,000 during the period. Through our own next generation network and partnership with Open Fiber, our broadband services are now available to 8.6 million households. We also cover over 4 million households with fixed-wireless access, offering speeds of up to 100Mbps.

Adjusted EBITDAaL increased by 14.7%*, reflecting a 13.1 percentage point benefit from a €105 million legal settlement, and also supported by lower bad debt provisions. The Adjusted EBITDAaL margin was 4.6* percentage points higher year-on-year at 36.6%.

UK 13% of Group service revenue
	H1 FY22	H1 FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,161	2,983	6.0
- Service revenue	2,521	2,401	5.0	1.2
- Other revenue	640	582
Adjusted EBITDAaL	638	636	0.3	1.8
Adjusted EBITDAaL margin	20.2%	21.3%

Reported total revenue increased by 6.0% to €3.2 billion, due to higher service revenue and equipment revenue, as well as an appreciation of pound sterling versus the euro.

On an organic basis, service revenue grew by 1.2%* (Q1: 2.5%*, Q2: 0.6%*), driven by a strong performance in the Consumer segment, and supported by higher roaming and visitor revenue, partially offset by a reduction in mobile termination rates.

Mobile service revenue grew by 1.3%* (Q1: 2.7%*, Q2: 1.0%*) driven by strong commercial momentum in Consumer, partially offset by post-pandemic slowdown in Business connections, as well as ARPU pressure on re-contracting multinational corporations. We added 149,000 mobile contract customers, supported by our new proposition 'Vodafone EVO' which offers customers a combination of flexible contracts, trade-in options, and early upgrades. Our digital sales now account for 33% of total sales. Contract churn remained broadly stable year-on-year at 12.5%. Our digital sub-brand 'VOXI' also continued to grow strongly, with 54,000 customers added in the period. We also announced an exclusive retail partnership with the Dixons Carphone Group, covering 300 stores and digital channels, with improved terms compared to our previous arrangement.

Fixed service revenue grew by 0.9%* (Q1: 2.1%*, Q2: -0.3%*) and was impacted by a tougher comparative as delayed Business fixed project work resumed in Q2 last year. Performance in the current period was also driven by the decision to end a large but unprofitable multinational contract, and a reseller entering into administration. Our commercial momentum in Consumer remained strong with 51,000 net customer additions during the period, with good demand for our Vodafone 'Pro Broadband' product. We now have almost 1 million broadband customers, of which 482,000 are converged.

Adjusted EBITDAaL increased by 1.8%*, as growth in service revenue, lower bad debt provisions, and continued strong cost control were partially offset by higher publicity costs. Our Adjusted EBITDAaL margin was stable* year-on-year at 20.2%.

In November 2021, we announced the expansion of our long-term strategic partnership agreement with CityFibre. The extended wholesale agreement in conjunction with our existing partnership with Openreach, will enable us to reach 8 million households with full fibre broadband by Spring 2022.

Spain 10% of Group service revenue
	H1 FY22	H1 FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,090	2,050	2.0
- Service revenue	1,866	1,880	(0.7)	(0.6)
- Other revenue	224	170
Adjusted EBITDAaL	445	488	(8.8)	(0.6)
Adjusted EBITDAaL margin	21.3%	23.8%

Reported total revenue increased by 2.0% to €2.1 billion, primarily due to higher equipment revenue.

On an organic basis, service revenue declined by 0.6%* (Q1: 0.8%*, Q2 -1.9%*) driven by ongoing continued price competition in the value segment. The quarterly trend was largely driven by stronger prior year comparatives, reflecting the impact of easing COVID-19 restrictions in Q2 of the prior year.

The market remained highly competitive in the value segment. In mobile, we grew our contract customer base by 67,000, supported by strong public sector demand. In May, we announced price increases applying to the main Vodafone brand, effective across our customer base from 15 July 2021. Mobile contract churn increased by 3.9 percentage points year-on-year to 20.6% reflecting exceptionally low churn in the prior Q1 period due to portability restrictions, as well as the impact of the price increases implemented this year. Our second brand 'Lowi' added 144,000 customers during the period and now has a total base of 1.3 million.

Our broadband customer base decreased by 82,000 as a result of higher competitive intensity during the period and our price increases. Our TV customer base decreased by 38,000 as we concluded a promotion. We have recently renewed our exclusive agreement with HBO Max, and through our partnerships with other content providers such as Disney, we have the most extensive library of movies and TV series in the market.

Adjusted EBITDAaL declined by 0.6%* and the Adjusted EBITDAaL margin was 0.6* percentage points lower year-on-year at 21.3%. The marginal decrease in EBITDAaL reflects higher publicity and commercial content costs, partially offset by further cost reduction and lower bad debt provisions.

On 15 September, we announced a restructuring plan, mainly affecting owned retail stores, as part of our operational transformation. At the same time, we have committed to create new jobs in digital and technology. Negotiations were concluded in October. We have also announced a reorganisation of the local executive committee, with new operational units focused on competitiveness and digitalisation in the consumer business, as well as expanding our portfolio of products and services beyond connectivity.

Other Europe 13% of Group service revenue
	H1 FY22	H1 FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,810	2,720	3.3
- Service revenue	2,502	2,411	3.8	3.3
- Other revenue	308	309
Adjusted EBITDAaL	836	870	(3.9)	4.5
Adjusted EBITDAaL margin	29.8%	32.0%

Total revenue increased by 3.3% to €2.8 billion, primarily reflecting service revenue growth, also supported by the appreciation of local currencies versus the euro.

On an organic basis, service revenue increased by 3.3%* (Q1: 4.2%*, Q2: 2.4%*), with all markets growing during the period. The growth in service revenue was supported by higher roaming and visitor revenue, partially offset by a reduction in mobile termination rates in Ireland, Czech Republic and Romania. The quarterly trend was due to stronger prior year comparatives, reflecting the impact of easing COVID-19 restrictions and high prepaid activity in Q2 in the prior year.

In Portugal, service revenue grew due to customer base growth and higher mobile ARPU. During the period, we added 66,000 mobile contract customers and 33,000 fixed broadband customers. In October, we announced that Vodafone Portugal had acquired 90MHz of 3,600MHz and 2x10MHz of 700MHz spectrum, with a 20-year licence through to 2041. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high quality voice and data services.

In Ireland, service revenue increased reflecting higher visitor revenue, supported by good mobile contract customer growth as competitive intensity stabilised. During the period, our mobile contract customer base increased by 40,000 and mobile contract churn improved 0.3 percentage point year-on-year to 8.2%.

Service revenue in Greece increased reflecting higher roaming and visitor revenue as international tourism grew year-on-year. During the period, we added 25,000 mobile contract customers and 82,000 prepaid customers as lockdown restrictions eased.

Adjusted EBITDAaL increased by 4.5%*, supported by good revenue growth and strong cost control. The Adjusted EBITDAaL margin increased by 0.4* percentage points and was 29.8%.

We have continued to make good progress on integrating the assets acquired from Liberty Global in Central Eastern Europe and we remain on track to deliver our targeted synergies.

Vodacom 12% of Group service revenue
	H1 FY22	H1 FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,928	2,423	20.8
- Service revenue	2,271	1,949	16.5	5.4
- Other revenue	657	474
Adjusted EBITDAaL	1,062	891	19.2	5.6
Adjusted EBITDAaL margin	36.3%	36.8%

Total revenue increased by 20.8% to €2.9 billion and reported Adjusted EBITDAaL increased by 19.2%, primarily due to the strengthening of the local currencies versus the euro.

On an organic basis, Vodacom's total service revenue grew by 5.4%* (Q1: 7.9%*, Q2 3.1%*). Growth across Vodacom's international markets accelerated in the first 6 months following significant growth in our financial services platform (M-Pesa), however slowed in Q2 due to a strong prior year comparative in South Africa and the introduction of mobile money levies in Tanzania.

In South Africa, service revenue grew year-on-year, supported by sustained demand, incremental wholesale services and growth in new services such as fixed, IoT and financial services. We added 1.1 million prepaid customers and 140,000 mobile contract customers, with the latter supported by our new more-for-more 'Vodafone Red' proposition introduced in June and new contract wins in Business. Financial Services revenue in South Africa increased by 15.0%* to €75.9 million, reflecting the expansion of our service offerings, and 70% of our mobile customer base now uses data services.

In October 2021, we launched our new 'VodaPay' super-app in South Africa, bringing consumer and business capabilities under one platform. The application enables customers to access financial, insurance and eCommerce services and supports businesses with additional resource planning and 'business-to-business' functionalities. For more detail about Vodacom Financial Services, please watch our Digital Services & Experiences briefing at investors.vodafone.com/digital-services.

In Vodacom's international markets, service revenue increased during the half year. Growth was supported by an increase in M-Pesa transaction volumes and data revenue. This benefit was partially offset by the introduction of mobile money levies in Tanzania during Q2. M-Pesa transaction value increased by 49.7%, while M-Pesa revenue as a share of total service revenue increased by 3.4 percentage points to 22.8%, and 64.3% of our customer base is now using data services.

Vodacom's Adjusted EBITDAaL increased by 5.6%* supported by good revenue growth, and positive operational leverage in Vodacom's international operations. The Adjusted EBITDAaL margin decreased by 1.0* percentage point and was 36.3%.

On 10 November 2021, Vodacom Group announced it had entered into an agreement to acquire Vodafone Egypt from Vodafone for total consideration of €2.4 billion. See page 9 and Note 12 'Subsequent events' in the unaudited condensed consolidated financial statements on page 44 for more information.

At the same time, Vodacom also announced that it had agreed to acquire a co-controlling 30% interest in the fibre assets currently owned by Community Investment Ventures Holdings (Pty) Limited ("CIVH"). CIVH owns Vumatel and Dark Fibre Africa, which are South Africa's largest open access fibre operators. Vodacom's investment and strategic support will further accelerate the growth trajectory of fibre roll-out in South Africa.

Further information on our operations in Africa can be accessed here: vodacom.com.

Other Markets 9% of Group service revenue
	H1 FY22	H1 FY21	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,958	1,898	3.2
- Service revenue	1,752	1,679	4.3	19.1
- Other revenue	206	219
Adjusted EBITDAaL	683	601	13.6	28.3
Adjusted EBITDAaL margin	34.9%	31.7%

Reported total revenue increased by 3.2% to €2.0 billion, as higher service revenue was partially offset by the depreciation of local currencies versus the euro.

On an organic basis, service revenue increased by 19.1%* (Q1: 18.4%*, Q2: 19.7%*) as a result of strong customer base and ARPU growth. The improvement in quarterly trends reflected higher roaming and visitor revenue, as well as increased demand for data as lockdown restrictions eased.

Service revenue in Turkey grew ahead of inflation, reflecting strong mobile customer base and ARPU growth. Mobile contract customer additions were 620,000 - the highest amongst any of our markets - including migrations from prepaid customers. We also added 363,000 prepaid customers as tourism to the market improved. Mobile contract churn improved by 4.8 percentage points year-on-year to 15.7%.

Service revenue in Egypt also grew ahead of inflation, supported by customer base growth and increased data usage. During the period, we added 134,000 mobile contract customers and 1.2 million prepaid mobile customers.

Adjusted EBITDAaL increased by 28.3%* and the Adjusted EBITDAaL margin increased by 2.7* percentage points. This reflected strong revenue growth and operating efficiencies in all markets. The Adjusted EBITDAaL margin was 34.9%.

Vantage Towers Delivering on our plan
	H1 FY22	H1 FY21[1]	Reported	Organic
	€m	€m	change %	change %*
Total revenue	611	-	-
- Service revenue	-	-	-	-
- Other revenue	611	-
Adjusted EBITDAaL	305	-	-	-
Adjusted EBITDAaL margin	49.9%	-

Note:

1. Vantage Towers is a new reporting segment for the year ending 31 March 2022. See page 13 for more information. A separate announcement that presents FY21 performance on a proforma basis for the new segmental reporting was published on 22 July 2021 and can be found on our website: investors.vodafone.com.

Total revenue increased to €611 million as more than 570 new tenancies were added during the period, bringing the tenancy ratio to 1.42x. Vantage Towers continued to contribute to Europe's digital transformation and reached a number of new partnership agreements with customers during the period. Vantage Towers reported its results on 15 November 2021. Further information on Vantage Towers can be accessed here: vantagetowers.com.

Associates and joint ventures
	H1 FY22	H1 FY21
	€m	€m
VodafoneZiggo Group Holding B.V.	(14)	(86)
Safaricom Limited	115	108
Indus Towers Limited	-	233
Other	10	5
Share of results of equity accounted associates and joint ventures	111	260

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP, which is broadly consistent with Vodafone's IFRS basis of reporting.

Total revenue grew to €2.0 billion, primarily driven by mobile contract customer base growth and fixed ARPU growth, supported by higher roaming and visitor revenue.

During the period, VodafoneZiggo added 122,000 mobile contract customers, mainly driven by higher Consumer demand. Strong Business fixed performance was supported by an increase in the customer base, as well as higher demand for unified communications. The number of converged households increased by 23,000, with 45% of broadband customers now converged, delivering significant NPS and churn benefits. VodafoneZiggo now offers 1 gigabit speeds to 4.6 million homes and is on track to provide nationwide coverage in 2022.

During the period, Vodafone received €204 million in dividends from the joint venture, as well as €24 million in interest payments. The joint venture also drew down an additional loan from shareholders to fund an instalment arising from spectrum licences acquired in July 2020, with Vodafone's share being €104 million.

Safaricom Associate (Kenya)

Safaricom service revenue grew to €1.1 billion due to strong Business fixed demand, and a recovery in M-Pesa revenue as transaction volumes increased and peer-to-peer transaction fees normalised.

Indus Towers Associate (India)

Indus Towers is classified as held for sale at 30 September 2021 in the consolidated statement of financial position. The Group's interest in Indus Towers has been provided as security against certain bank borrowings secured against Indian assets and partly to the pledges provided to the new Indus Towers entity under the terms of the merger between erstwhile Indus Towers and Bharti Infratel.

Vodafone Idea Limited Joint Venture (India)

See Note 11 'Contingent liabilities and legal proceedings' in the unaudited condensed consolidated financial statements on page 42 for further information.

Vodafone Hutchison Australia / TPG Telecom Limited Joint Venture (Australia)

In July 2020, Vodafone Hutchison Australia Pty Limited ('VHA') and TPG Telecom Limited ('TPG') completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange ('ASX') on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit.

Net financing costs

	H1 FY22	H1 FY21	Reported
	€m	€m	change %
Investment income	129	183
Financing costs	(1,473)	(1,610)
Net financing costs	(1,344)	(1,427)	5.8
Adjustments for:
Mark-to-market losses	397	368
Foreign exchange losses	56	231
Adjusted net financing costs[1]	(891)	(828)	(7.6)

Note:

1. Adjusted net financing costs is a non-GAAP measure. See page 46 for more information. The H1 FY21 adjusted net financing costs has been aligned to the FY21 year-end presentation which no longer excluded lease interest. This increased adjusted net financing costs for H1 FY21 by €189 million.

Net financing costs decreased by €83 million, primarily due to lower foreign exchange movements on intercompany funding arrangements. Mark-to-market losses were driven by the lower share price, causing a mark-to-market loss on options held relating to the Group's mandatory convertible bonds. Adjusted net financing costs remained stable year on year, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

Taxation

	H1 FY22	H1 FY21[1]	Change
	%	%	pps
Effective tax rate	(0.1)%	23.8%	(23.9)
Adjusted effective tax rate[2]	31.5%	27.6%	3.9

Notes:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed, resulting in a decrease in the Effective tax rate and increase in the Adjusted effective tax rate of 0.2 pps and 0.1 pps, respectively, compared to the previously published results.

2. Adjusted effective tax rate is a non-GAAP measure. See page 46 for more information.

The Group's Adjusted effective tax rate for the six months ended 30 September 2021 was 31.5% (2020: 27.6%). The Adjusted effective tax rate in the current period does not include an increase in our deferred tax assets in the UK of €498 million (2020: €nil) following the increase in the corporate tax rate to 25% and €274 million (2020 €nil) following the revaluation of assets for tax purposes in Italy. It also does not include €155 million (2020: €188 million) relating to the use of losses in Luxembourg.

The Group's Adjusted effective tax rate for the full year is forecast to be line with our expectations of a high 20%s tax rate.

Earnings per share

					Reported
	H1 FY22		H1 FY21[1]		change
	eurocents		eurocents		eurocents
Basic earnings per share	3.40	c	4.30	c	(0.90	c)
Adjusted basic earnings per share[2]	4.90	c	3.96	c	0.94	c

Notes:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed, resulting in a decrease in Basic earnings per share and Adjusted basic earnings per share of 0.15 eurocents compared to the previously published results.

2. Adjusted basic earnings per share is a non-GAAP measure. See page 46 for more information.

Basic earnings per share was 3.40 eurocents, compared to 4.30 eurocents for six months ended 30 September 2020.

Adjusted basic earnings per share was 4.90 eurocents compared to 3.96 eurocents for the six months ended 30 September 2020.

Cash flow, capital allocation and funding

Analysis of cash flow
	H1 FY22	H1 FY21	Reported
	€m	€m	change %
Inflow from operating activities	6,455	6,009	7.4
Outflow from investing activities	(2,811)	(5,013)	43.9
Outflow from financing activities	(3,795)	(7,050)	46.2

Cash inflow from operating activities increased by 7.4% to €6,455 million.

Outflow from investing activities decreased by 43.9% to €2,811 million, primarily due to lower outflows in relation to the purchase of short-term investments which outweighed higher spend on intangible assets and property, plant and equipment. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities decreased by 46.2% to €3,795 million principally due to lower net outflow on borrowings which outweighed cash spent on our share buyback programme.

Analysis of cash flow (continued)

	H1 FY22	H1 FY21	Reported
	€m	€m	change %
Adjusted EBITDAaL[1,2]	7,565	7,011	7.9
Capital additions[3]	(3,365)	(3,363)
Working capital	(3,296)	(2,503)
Disposal of property, plant and equipment	8	6
Restructuring costs	(149)	(86)
Integration capital additions[4]	(110)	(88)
Restructuring and integration working capital	(141)	(92)
Licences and spectrum	(482)	(286)
Interest received and paid[5]	(593)	(487)
Taxation	(577)	(533)
Dividends received from associates and joint ventures	469	355
Dividends paid to non-controlling shareholders in subsidiaries	(399)	(166)
Other	87	131
Free cash flow[2]	(983)	(101)	(873.3)
Acquisitions and disposals	111	434
Equity dividends paid	(1,259)	(1,209)
Share buybacks[5]	(1,062)	-
Foreign exchange loss	(119)	(267)
Other movements on net debt[6]	(443)	(696)
Net debt increase[2]	(3,755)	(1,839)
Opening net debt[2]	(40,543)	(42,047)
Closing net debt[1,2]	(44,298)	(43,886)	(0.9)

Free cash flow[2]	(983)	(101)
Adjustments:
- Licences and spectrum	482	286
- Restructuring costs	149	86
- Integration capital additions[4]	110	88
- Restructuring and integration working capital	141	92
- Vantage Towers growth capital expenditure	124	n/a
Adjusted free cash flow[2]	23	451

Notes:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in a reduction of €12 million in Adjusted EBITDAaL and a reduction in Net debt of €97 million compared to the previously published results for the six months ended 30 September 2020.

2. Adjusted EBITDAaL, Adjusted free cash flow, Free cash flow and Net debt are non-GAAP measures. See page 46 for more information.

3. See page 56 for an analysis of tangible and intangible additions in the period.

4. Integration capital additions comprises amounts for the integration of acquired Liberty Global assets and network integration.

5. Interest received and paid excludes interest on lease liabilities of €134 million outflow (H1 FY21: €134 million outflow) included within Adjusted EBITDAaL and €39 million of cash inflow (H1 FY21: nil) from the option structures relating to the issue of the mandatory convertible bonds which is included within Share buybacks. The option structures were intended to ensure that the total cash outflow to execute the programme were broadly equivalent to the amounts raised on issuing each tranche.

6. "Other movements on net debt" for the six months ended 30 September 2021 includes mark-to-market losses recognised in the income statement of €397 million (H1 FY21: €368 million). The H1 FY21 figure also included a payment to Vodafone Idea Limited of €235m in respect of the contingent liability mechanism.

The increase in Adjusted EBITDAaL was more than offset by adverse working capital movements and an increase in dividends paid to non-controlling shareholders in subsidiaries. Consequently, Adjusted free cash flow declined by €428 million to an inflow of €23 million.

Borrowings and cash position

	H1 FY22	Year-end FY21	Reported
	€m	€m	change %
Non-current borrowings	(58,109)	(59,272)
Current borrowings	(11,412)	(8,488)
Borrowings	(69,521)	(67,760)
Cash and cash equivalents	5,824	5,821
Borrowings less cash and cash equivalents	(63,697)	(61,939)	2.8

Borrowings principally includes bonds of €48,584 million (FY21: €46,885 million) and lease liabilities of €12,428 million (FY21: €13,032 million).

The increase in borrowings is principally driven by the issuance of bonds with a nominal value of US$2,450 million (€2,114 million) utilising the US Shelf Programme.

Funding position

	H1 FY22	Year-end FY21	Reported
	€m	€m	change %
Bonds	(48,584)	(46,885)
Bank loans	(1,508)	(1,419)
Other borrowings including spectrum	(4,166)	(4,215)
Gross debt[1]	(54,258)	(52,519)	(3.3)
Cash and cash equivalents	5,824	5,821
Short-term investments[2]	4,043	4,007
Derivative financial instruments[3]	(63)	3
Net collateral assets[4]	156	2,145
Net debt[1]	(44,298)	(40,543)	(9.3)

Notes:

1. Gross debt and net debt are non-GAAP measures. See page 46 for more information.

2. Short-term investments includes €1,075 million (FY21: €1,053 million) of highly liquid government and government-backed securities and managed investment funds of €2,968 million (FY21: €2,954 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.

3. Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €713 million gain (FY21: €862 million loss).

4. Collateral arrangements on derivative financial instruments result in cash being paid/(held) as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt increased by €3,755 million primarily as a result of Adjusted free cash outflow of €983 million, equity dividends of €1,259 million, share buybacks used to offset dilution linked to mandatory convertible bonds of €1,062 million (748 million shares) and mark-to-market losses recognised in the income statement of €397 million .

Other funding obligations to be considered alongside net debt include:

-       Lease liabilities of €12,428 million (FY21: €13,032 million)

-       Mandatory convertible bonds recognised in equity of €1,904 million (FY21: €1,904 million)

-       KDG put option liabilities of €502 million (FY21: €492 million)

-       Guarantees over Australia joint venture loans of €1,510 million (FY21: €1,489 million)

-       Pension liabilities of €329 million (FY21: €513 million)

The Group's gross and net debt includes certain long-term borrowings ("Hybrid bonds") for which a 50% equity characteristic of €4,971 million (FY21: €3,971 million) is attributed by credit rating agencies.

The Group's gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1,403 million higher value (FY21: €1,390 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it was included would decrease the euro equivalent value of the bonds by €379 million (FY21: €127 million).

Return on capital employed

Return on Capital Employed ('ROCE') reflects how efficiently we are generating profit with the capital we deploy.

	H1 FY22[1]	FY21	Change
	%	%	pps
ROCE calculated using GAAP measures	3.7%	4.4%	(0.7)
Pre-tax ROCE (controlled)[2]	6.3%	5.5%	0.8
Post-tax ROCE (controlled and associates/joint ventures)[2]	4.3%	3.9%	0.4

Notes:

1. The half-year ROCE calculation is based on returns for the 12 months ended 30 September 2021. ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. See pages 53 and 54 for the detail of the calculation.

2. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 46 for more information.

ROCE decreased to 3.7% (FY21: 4.4%). The decrease reflects a lower operating profit during the rolling 12 months ended 30 September 2021 coupled with slightly increased average capital employed.

We calculate two further ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE (including associates & joint ventures).

ROCE increased to 6.3% on a pre-tax basis (FY21: 5.5%). The increase reflects higher adjusted operating profit, slightly offset by higher average capital employed. Similarly, ROCE on a post-tax basis increased to 4.3% (FY21: 3.9%).

Funding facilities

The Group has undrawn revolving credit facilities of €7.4 billion comprising euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.4 billion) which mature in 2025 and 2026 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15.0 billion and €8.0 billion respectively.

Post employment benefits

The €453 million net deficit at 31 March 2021 of scheme assets over scheme liabilities, arising from the Group's obligations in respect of its defined benefit schemes, decreased by €332 million to a €121 million net deficit at 30 September 2021. The next triennial actuarial valuation of the Vodafone Section and CWW Section of the Vodafone UK Group Pension Scheme will be as at 31 March 2022.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group's shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 4.50 eurocents (H1 FY21: 4.50 eurocents). The ex-dividend date for the interim dividend is 25 November 2021 for ordinary shareholders, the record date is 26 November 2021 and the dividend is payable on 4 February 2022. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Other significant developments

Board changes

On 27 July 2021, Renée James and Sanjiv Ahuja stepped-down as Non-Executive Directors.

Olaf Swantee was appointed as a Non-Executive Director at Vodafone's Annual General Meeting on 27 July 2021 and subsequently resigned with effect from 25 September 2021 in light of a professional development which impacted his ability to serve on the Board.

On 30 September 2021 it was announced that Deborah Kerr will be appointed as a Non-Executive Director with effect from 1 March 2022.

Telecom services in Ethiopia

In May 2021, an international consortium named the Global Partnership for Ethiopia was awarded a licence to operate telecom services in Ethiopia.

The partners in the consortium are led by Safaricom Plc and will establish a new operating company in Ethiopia which aims to start providing telecommunications services from 2022. In addition to Safaricom, the partnership includes: Vodacom Group; Vodafone Group; Sumitomo Corporation and CDC Group.

Ethiopia is home to over 112 million people, making it the second largest country in Africa by population. It is one of the last countries in the world to introduce competition in the telecom industry, a process started by the government in 2019 as part of its economic reform agenda, with the support of the International Finance Corporation. The reforms aim to increase jobs, reduce poverty and grow the local economy in an inclusive and sustainable manner.

The consortium is proceeding with and adapting its plans for operational readiness, mindful of the recent declaration of a state of emergency in Ethiopia.

Spectrum acquisition in Spain

In July 2021, Vodafone Spain acquired 2x10 MHz of spectrum in the 700 MHz band from the Spanish Ministry of Economic Affairs and Digital Transformation ('MINECO') for €350 million (reserve price for the acquired block). The total amount was payable in a single instalment at the end of the auction process. In addition, a licensing fee of €15.5m will be payable each year.

The spectrum acquired has initial holding rights until 2041, with an automatic renewal with no additional fees for a further 20 years (until 2061), subject to meeting the licence obligations.

Risk factors

The key factors and uncertainties that could have a significant effect on the Group's financial performance, include the following:

Cyber threat and information security

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impacts.

Geo-political risk in supply chain

Our operation is dependent on a wide range of global suppliers. Disruption to our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and network quality.

Adverse political and regulatory measures

Adverse political and regulatory measures impacting our strategy could result in increased costs, create a competitive disadvantage or have negative impact on our return on capital employed.

Strategic transformation

Failure to execute on organisational transformation and portfolio activity (includes integrations, mergers or separations) could result in loss of business value and additional cost.

Global economic disruption

A global economic crisis could result in reduced telecommunication spend from businesses and consumers, as well as limit our access to financial markets and availability of liquidity, increasing our cost of capital and limiting debt financing options.

Technology failures

Network, system or platform outages resulting from internal or external events could lead to reduced customer satisfaction, reputational damage and/or regulatory penalties.

Market disruption

New telecoms entering the market could lead to significant price competition and lower margins.

Disintermediation and failure to innovate

Failure in product innovation or ineffective response to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Legal and regulatory compliance

Failure to comply with laws and regulations could lead to a loss of trust, financial penalties and/or suspension of our licence to operate.

IT transformation

Failure to design and execute IT transformation of our legacy estate could lead to business loss, customer dissatisfaction or reputational exposure.

TCFD disclosure

We recognise that climate change poses a number of physical (i.e. caused by the increased frequency and severity of extreme weather events) and transition-related (i.e. economic, technology or regulatory challenges related to moving to a greener economy) risks and opportunities for our business. As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into our business strategy and operations. We are aligning internal processes with the recommendations of the Task Force on Climate-related Financial Disclosures ('TCFD') focusing on four thematic areas that are core elements of how organisations operate: governance, strategy, risk management, metrics and targets.

Responsibility statement

We confirm that to the best of our knowledge:

•	The unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and as contained in UK-adopted international accounting standards; and

•	The interim management report includes a fair review of the information required by Disclosure Guidance and Transparency Rules sourcebook 4.2.7 and Disclosure Guidance and Transparency Rules sourcebook 4.2.8.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

The names and functions of the Vodafone Group Plc board of directors can be found at:

http://www.vodafone.com/about/board-of-directors

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

16 November 2021

Unaudited condensed consolidated financial statements

Consolidated income statement
		Six months ended 30 September
		2021		2020	[1]
	Note	€m		€m
Revenue	2	22,489		21,427
Cost of sales		(15,097)		(14,754)
Gross profit		7,392		6,673
Selling and distribution expenses		(1,675)		(1,676)
Administrative expenses		(2,870)		(2,580)
Net credit losses on financial assets		(230)		(378)
Share of results of equity accounted associates and joint ventures		111		260
Other (expense)/income		(108)		1,055
Operating profit	2	2,620		3,354
Investment income		129		183
Financing costs		(1,473)		(1,610)
Profit before taxation		1,276		1,927
Income tax credit/(expense)	3	1		(459)
Profit for the financial period		1,277		1,468

Attributable to:
- Owners of the parent		996		1,269
- Non-controlling interests		281		199
Profit for the financial period		1,277		1,468

Profit per share
Total Group:
- Basic	5	3.40	c	4.30	c
- Diluted	5	3.39	c	4.29	c

Consolidated statement of comprehensive income/expense
	Six months ended 30 September
	2021	2020 [1]
	€m	€m
Profit for the financial period	1,277	1,468
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent periods:
Foreign exchange translation differences, net of tax	(117)	(768)
Foreign exchange translation differences transferred to the income statement	-	(77)
Other, net of tax[2]	1,286	(2,058)
Total items that may be reclassified to the income statement in subsequent periods	1,169	(2,903)
Items that will not be reclassified to the income statement in subsequent periods:
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	200	(383)
Total items that will not be reclassified to the income statement in subsequent periods	200	(383)
Other comprehensive income/(expense)	1,369	(3,286)
Total comprehensive income/(expense) for the financial period	2,646	(1,818)

Attributable to:
- Owners of the parent	2,354	(1,950)
- Non-controlling interests	292	132
	2,646	(1,818)

Notes:

1.	In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was classified as held for sale. In December 2020, the Group announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: gross profit has declined by €97 million, operating profit has declined by €118 million, profit before taxation has declined by €118 million, profit for the financial period has declined by €87 million, total comprehensive expense for the financial period has increased by €85 million and basic profit per share and diluted profit per share has declined by 0.15 eurocents.
2.	Principally includes the impact of the Group's cash flow hedges deferred to other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of financial position
		30 September	31 March
		2021	2021
	Note	€m	€m
Non-current assets
Goodwill		31,729	31,731
Other intangible assets		21,697	21,818
Property, plant and equipment		40,116	41,243
Investments in associates and joint ventures	7	4,397	4,670
Other investments		1,043	925
Deferred tax assets		21,800	21,569
Post employment benefits		208	60
Trade and other receivables		5,690	4,777
		126,680	126,793
Current assets
Inventory		714	676
Taxation recoverable		515	434
Trade and other receivables		11,330	10,923
Other investments		7,778	9,159
Cash and cash equivalents		5,824	5,821
		26,161	27,013
Assets held for sale	4	1,256	1,257
Total assets		154,097	155,063

Equity
Called up share capital		4,797	4,797
Additional paid-in capital		150,886	150,812
Treasury shares		(7,130)	(6,172)
Accumulated losses		(121,973)	(121,587)
Accumulated other comprehensive income		29,312	27,954
Total attributable to owners of the parent		55,892	55,804
Non-controlling interests		2,155	2,012
Total equity		58,047	57,816

Non-current liabilities
Borrowings		58,109	59,272
Deferred tax liabilities		1,985	2,095
Post employment benefits		329	513
Provisions		1,810	1,747
Trade and other payables		3,674	4,909
		65,907	68,536
Current liabilities
Borrowings		11,412	8,488
Financial liabilities under put option arrangements		502	492
Taxation liabilities		1,079	769
Provisions		867	892
Trade and other payables		16,283	18,070
		30,143	28,711
Total equity and liabilities		154,097	155,063

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2020 brought forward	4,797	152,629	(7,802)	(88,214)	61,410	1,215	62,625
Issue or reissue of shares	-	1	82	(80)	3	-	3
Share-based payments	-	64	-	-	64	4	68
Transactions with non-controlling shareholders in subsidiaries	-	-	-	(11)	(11)	(5)	(16)
Comprehensive (expense)/income[3]	-	-	-	(1,950)	(1,950)	132	(1,818)
Dividends	-	-	-	(1,205)	(1,205)	(162)	(1,367)
30 September 2020	4,797	152,694	(7,720)	(91,460)	58,311	1,184	59,495

1 April 2021 brought forward	4,797	150,812	(6,172)	(93,633)	55,804	2,012	57,816
Issue or reissue of shares	-	1	90	(90)	1	-	1
Share-based payments	-	73	-	-	73	6	79
Transactions with non-controlling shareholders in subsidiaries	-	-	-	(38)	(38)	236	198
Comprehensive (expense)/income	-	-	-	2,354	2,354	292	2,646
Dividends	-	-	-	(1,254)	(1,254)	(391)	(1,645)
Purchase of treasury shares	-	-	(1,048)	-	(1,048)	-	(1,048)
30 September 2021	4,797	150,886	(7,130)	(92,661)	55,892	2,155	58,047

Notes:

1.	Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.	Includes accumulated losses and accumulated other comprehensive income.
3.	In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was classified as held for sale. In December 2020, the Group announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Total comprehensive expense for the financial period has increased by €85 million.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of cash flows
		Six months ended 30 September
		2021	2020
	Note	€m	€m
Inflow from operating activities	8	6,455	6,009

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired		(1)	(136)
Purchase of interests in associates and joint ventures		(47)	-
Purchase of intangible assets		(1,593)	(1,092)
Purchase of property, plant and equipment		(3,118)	(2,771)
Purchase of investments		(580)	(3,153)
Disposal of interests in subsidiaries, net of cash disposed		-	174
Disposal of interests in associates and joint ventures		-	420
Disposal of property, plant and equipment and intangible assets		8	6
Disposal of investments		1,930	1,031
Dividends received from associates and joint ventures		469	355
Interest received		121	153
Outflow from investing activities		(2,811)	(5,013)

Cash flows from financing activities[1]
Proceeds from issue of long-term borrowings		2,282	2,125
Repayment of borrowings		(3,771)	(4,330)
Net movement in short-term borrowings		1,173	(3,238)
Net movement in derivatives[2]		(110)	521
Interest paid[3]		(809)	(774)
Purchase of treasury shares		(1,101)	-
Issue of ordinary share capital and reissue of treasury shares		1	3
Equity dividends paid		(1,259)	(1,209)
Dividends paid to non-controlling shareholders in subsidiaries		(399)	(166)
Other transactions with non-controlling shareholders in subsidiaries		198	(20)
Other movements with associates and joint ventures		-	38
Outflow from financing activities		(3,795)	(7,050)

Net cash outflow		(151)	(6,054)

Cash and cash equivalents at beginning of the financial period[4]		5,790	13,288
Exchange gain/(loss) on cash and cash equivalents		11	(365)
Cash and cash equivalents at end of the financial period[4]		5,650	6,869

Notes:

1.	See page 25 for commentary on bond issuances, loan repayments and share buybacks in the period.
2.	Amounts for the six months ended 30 September 2020 were previously presented within net movement in short-term borrowings.
3.	Interest paid includes €39 million of cash inflow (H1 FY21: €nil) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
4.	Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €5,824 million (H1 FY21: €6,612 million), after adjustment to include overdrafts of €174 million (H1 FY21: €17 million) and, for H1 FY21, €274 million of cash and cash equivalents previously presented in assets held for sale relating to the Group's 55% interest in Vodafone Egypt.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1	Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2021:

•	are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as adopted by the United Kingdom;

•	are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group's annual report for the year ended 31 March 2021;

•	apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2021, which were prepared in accordance with International Accounting Standards in conformity with the requirements of the UK Companies Act 2006, International Financial Reporting Standards ('IFRS') adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the IASB. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34;

•	include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•	do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•	were approved by the Board of directors on 16 November 2021.

The information relating to the year ended 31 March 2021 is extracted from the Group's published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors' report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

As outlined on pages 1 and 2, trading during the period demonstrated a robust operating model for the Group. The Group has a strong liquidity position with €5.7 billion of cash and cash equivalents available at 30 September 2021 which, together with undrawn revolving credit facilities of €7.4 billion, cover all of the Group's reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios including not being able to access the capital markets during the assessment period.  In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group's revolving credit facilities which were undrawn as at 30 September 2021. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including March 2023 and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

Critical accounting judgements and estimates

The Group's critical accounting judgements and estimates were disclosed in the Group's annual report for the year ended 31 March 2021; in addition, accounting judgements exercised by management as at 30 September 2021 relating to identifying indicators of impairment are disclosed below. The ongoing impact of COVID-19 has been factored into our latest forecasts, including those considered as part of management's review of potential indicators of impairment; judgements relating to this review are discussed below.

1      Basis of preparation (continued)

Judgements relating to potential indicators of impairment

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group's cash generating units ('CGUs') is not recoverable.

As part of this assessment, management reviews the key assumptions underlying the valuation process performed during the annual impairment test at 31 March 2021, as well as other market factors. Indicators assessed include the year to date performance of the Group's CGUs against their latest forecast, as well as considering any valuation implications from observable movements in share prices, market multiples, risk free rates and long-term growth rate estimates.

Based on management's assessment, no indications of impairment were identified for the Group's CGUs during the period to 30 September 2021 that would indicate the carrying amount of any of the Group's CGUs is not recoverable.

New accounting pronouncements adopted

On 1 April 2021, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group's annual report for the year ended 31 March 2021.

2      Segmental analysis

Updated segmental reporting structure

Following the IPO of Vantage Towers A.G. ('Vantage Towers') in March 2021, Vodafone has updated its segmental reporting structure to reflect the way in which the Group now manages its operations. Vantage Towers is now reported as a new segment within the Vodafone Group's financial results. This change in reporting structure has taken effect for the year ending 31 March 2022 onwards and has no impact on service revenue. Total revenue is unaffected as charges from Vantage Towers to operating companies are eliminated on consolidation. There has been no change to the segmental presentation of amounts derived from the income statement for comparative periods, which will remain as previously disclosed. Segmental information for the half year to 30 September 2021 is also presented on the previous basis of segmental reporting.

Operating segments

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive Officer. The Group has a single group of similar services and products, being the supply of communications services and related products.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices. With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, and Vantage Towers which comprises companies providing mobile tower infrastructure in a number of European markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages the rest of its worldwide interests.

The operating segments for Germany, Italy, UK, Spain, Vodacom and Vantage Towers are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of other operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary, Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Egypt, Ghana and Turkey) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Revenue disaggregation

Revenue reported for the period includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The tables overleaf disaggregate the Group's revenue by reporting segment.

2        Segmental analysis (continued)

The table below presents the results for the six months ended 30 September 2021 in line with our updated segmental reporting structure.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue[1]	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2021
Germany	5,777	475	6,252	183	12	6,447	2,892
Italy	2,187	265	2,452	49	6	2,507	917
UK	2,521	593	3,114	30	17	3,161	638
Spain	1,866	178	2,044	33	13	2,090	445
Other Europe	2,502	248	2,750	52	8	2,810	836
Vodacom	2,271	455	2,726	190	12	2,928	1,062
Other Markets	1,752	201	1,953	5	-	1,958	683
Vantage Towers	-	-	-	611	-	611	305
Common Functions[2]	252	31	283	424	-	707	(213)
Eliminations	(118)	-	(118)	(611)	(1)	(730)	-
Group	19,010	2,446	21,456	966	67	22,489	7,565

The tables below present the results for the six months ended 30 September 2021 and 30 September 2020 under the previous basis of segmental reporting.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue[1]	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2021
Germany	5,777	475	6,252	211	12	6,475	3,045
Italy	2,187	265	2,452	49	6	2,507	917
UK	2,521	593	3,114	30	17	3,161	667
Spain	1,866	178	2,044	46	13	2,103	483
Other Europe	2,502	248	2,750	92	8	2,850	921
Vodacom	2,271	455	2,726	190	12	2,928	1,062
Other Markets	1,752	201	1,953	5	-	1,958	683
Common Functions[2]	252	31	283	424	-	707	(213)
Eliminations	(118)	-	(118)	(81)	(1)	(200)	-
Group	19,010	2,446	21,456	966	67	22,489	7,565

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue[1]	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2020
Germany	5,723	466	6,189	176	6	6,371	2,844
Italy	2,249	216	2,465	36	5	2,506	800
UK	2,401	509	2,910	49	24	2,983	636
Spain	1,880	132	2,012	30	8	2,050	488
Other Europe	2,411	252	2,663	48	9	2,720	870
Vodacom	1,949	335	2,284	132	7	2,423	891
Other Markets[3]	1,679	212	1,891	7	-	1,898	601
Common Functions[2]	219	13	232	424	-	656	(119)
Eliminations	(93)	-	(93)	(87)	-	(180)	-
Group[3]	18,418	2,135	20,553	815	59	21,427	7,011

Notes:

1. Other revenue includes lease revenue recognised under IFRS 16 "Leases".

2. Comprises central teams and business functions.

3. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in Adjusted EBITDAaL declining by €12 million compared to the previously published results for the six months ended 30 September 2020.

2      Segmental analysis (continued)

A reconciliation of Adjusted EBITDAaL, the Group's measure of segment profit, to the Group's profit before taxation for the financial period is shown below.

	Six months ended 30 September
	2021	2020[1]
	€m	€m
Adjusted EBITDAaL	7,565	7,011
Restructuring costs	(172)	(86)
Interest on lease liabilities	199	189
Loss on disposal of property, plant & equipment and intangible assets	(26)	(13)
Depreciation and amortisation on owned assets	(4,949)	(5,062)
Share of results of equity accounted associates and joint ventures	111	260
Other (expense)/income[2]	(108)	1,055
Operating profit	2,620	3,354
Investment income	129	183
Financing costs	(1,473)	(1,610)
Profit before taxation	1,276	1,927

Notes:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Adjusted EBITDAaL has declined by €12 million, Operating profit has declined by €118 million and Profit before taxation has declined by €118 million.

2. For the six months ended 30 September 2020, the Group recorded a gain of €1,043 million in relation to the merger of Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited which is reported in Other (expense)/income.

The Group's non-current assets are disaggregated as follows:

	30 September	31 March
	2021	2021[1]
	€m	€m
Non-current assets[2]
Germany	43,052	43,755
Italy	10,593	10,707
UK	6,306	6,529
Spain	6,601	6,609
Other Europe	8,253	8,361
Vodacom	5,872	5,839
Other Markets	2,997	2,988
Vantage Towers	7,824	7,859
Common Functions[3]	2,044	2,145
Group	93,542	94,792

Notes:

1. Non-current assets at 31 March 2021 have been re-presented to reflect the updated segmental reporting structure.

2. Comprises goodwill, other intangible assets and property, plant & equipment.

3. Comprises central teams and business functions.

3      Taxation

	Six months ended 30 September
	2021	2020[1]
	€m	€m
United Kingdom corporation tax (expense)/income[2]
Current period	(6)	(17)
Adjustments in respect of prior periods	15	4
Overseas current tax (expense)/income
Current period	(730)	(470)
Adjustments in respect of prior periods	(26)	93
Total current tax expense	(747)	(390)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	544	83
Overseas deferred tax	204	(152)
Total deferred tax credit/(expense)	748	(69)
Total income tax credit/(expense)	1	(459)

Notes:

1.   In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed, resulting in the following changes to the previously published results for the six months ended 30 September 2020: Total deferred tax expense declined by €31 million.

2.   UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018.

The six months ended 30 September 2021 includes deferred tax on the use of Luxembourg losses of €155 million (2020: €188 million). The Group expects to use its losses in Luxembourg over a period of between 59 and 62 years and the losses in Germany over a period of between 8 and 16 years. The actual use of these losses and the period over which they may be used is dependent on many factors which may change. These factors include the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group's tax losses can be found in note 6 of the Group's consolidated financial statements for the year ended 31 March 2021.

4      Assets held for sale

Assets held for sale at 30 September 2021 and 31 March 2021 comprise the Group's 28.1% interest in Indus Towers. The Group's interest in Indus Towers has been provided as security against both certain bank borrowings and partly to the pledges provided to the new Indus Towers entity under the terms of the merger between erstwhile Indus Towers and Bharti Infratel. See note 11 "Contingent liabilities and legal proceedings".

The relevant assets are detailed in the table below.

	30 September	31 March
	2021	2021
	€m	€m
Non-current assets
Investments in associates and joint ventures	1,256	1,257
Total assets held for sale	1,256	1,257

5      Earnings per share

	Six months ended 30 September
	2021	2020
	Millions	Millions
Weighted average number of shares for basic earnings per share	29,331	29,535
Effect of dilutive potential shares: restricted shares and share options	84	75
Weighted average number of shares for diluted earnings per share	29,415	29,610

Earnings per share attributable to owners of the parent during the period

	Six months ended 30 September
	2021	2020[1]
	€m	€m
Profit for basic and diluted earnings per share	996	1,269

	eurocents	eurocents
Basic profit per share	3.40	4.30
Diluted profit per share	3.39	4.29

Note:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Profit for basic and diluted earnings per share has declined by €45 million, Basic profit per share and diluted profit per share have declined by 0.15 eurocents.

6      Equity dividends

	Six months ended 30 September
	2021	2020
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2021: 4.50 eurocents per share
(2020: 4.50 eurocents per share)	1,254	1,205
Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2022: 4.50 eurocents per share
(2021: 4.50 eurocents per share)	1,229	1,207

7      Investment in associates and joint ventures

	30 September	31 March
	2021	2021
	€m	€m
VodafoneZiggo Group Holding B.V.	974	1,190
INWIT S.p.A.	2,837	2,920
TPG Telecom Limited	90	104
Other	75	35
Investment in joint ventures	3,976	4,249
Investment in associates	421	421
	4,397	4,670

8      Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2021	2020[1]
	€m	€m
Profit for the financial period	1,277	1,468
Investment income	(129)	(183)
Financing costs	1,473	1,610
Income tax (credit)/expense	(1)	459
Operating profit	2,620	3,354
Adjustments for:
Share-based payments and other non-cash charges	98	86
Depreciation and amortisation	6,952	6,987
Loss on disposal of property, plant and equipment and intangible assets	26	14
Share of result of equity accounted associates and joint ventures	(111)	(260)
Other income expense/(income)	108	(1,055)
Increase in inventory	(41)	(31)
Increase in trade and other receivables	(1,254)	(15)
Decrease in trade and other payables	(1,366)	(2,538)
Cash generated by operations	7,032	6,542
Taxation	(577)	(533)
Net cash flow from operating activities	6,455	6,009

Note:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Operating profit has declined by €118 million and Profit for the financial period has declined by €87 million.

9      Fair value of financial instruments

The table below sets out the financial instruments held at fair value by the Group.

	30 September	31 March
	2021	2021
	€m	€m
Financial assets at fair value:
Money market funds (included within Cash and cash equivalents)[1]	4,307	3,116
Debt and equity securities (included within Other investments)[2]	5,388	5,292
Derivative financial instruments (included within Trade and other receivables)[2]	3,666	3,151
Trade receivables at fair value through Other comprehensive income (included within Trade and other receivables)[2]	1,384	744
	14,745	12,303
Financial liabilities at fair value:
Derivative financial instruments (included within Trade and other payables)[2]	3,016	4,010
	3,016	4,010

Notes:

1.   Items are measured at fair value and the valuation basis is Level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

2.   Quoted debt and equity securities of €2,274 million (FY21: €2,210 million) are Level 1 classification which comprises items where fair value is determined by unadjusted quoted prices in active markets. All balances other than quoted securities are Level 2 classification which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The fair value of the Group's financial assets and financial liabilities held at amortised cost approximates to fair value with the exception of non-current bonds with a carrying value of €46,162 million (FY21: €44,634 million) and a fair value of €50,777 million (FY21: €48,630 million). Fair value is based on Level 1 of the fair value hierarchy using quoted market prices.

10    Related party transactions

Transactions with joint ventures and associates

Related party transactions with the Group's joint ventures and associates primarily consists of fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling ventures. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2021	2020
	€m	€m
Sales of goods and services to associates	10	7
Purchase of goods and services from associates	4	3
Sales of goods and services to joint ventures	103	100
Purchase of goods and services from joint ventures	132	90
Interest income receivable from joint ventures[1]	26	29
Interest expense payable to joint ventures[2]	26	29

	30 September	31 March
	2021	2021
	€m	€m
Trade balances owed:
from associates	9	3
to associates	4	5
from joint ventures	99	88
to joint ventures	30	31
Other balances owed from associates	-	56
Other balances owed from joint ventures[1]	997	955
Other balances owed to joint ventures[2]	1,484	1,575

Notes:

1.   Amounts arise primarily through VodafoneZiggo, TPG Telecom Limited and INWIT S.p.A. Interest is charged in line with market rates.

2.   Amounts are primarily in relation to leases of tower space from INWIT S.p.A.

In the six months ended 30 September 2021 the Group made contributions to defined benefit pension schemes of €12 million  (2020: €99 million).

Dividends of €1.1 million were paid to Board and Executive Committee members (2020: €1.0 million).

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

11    Contingent liabilities and legal proceedings

Note 29 "Contingent liabilities and legal proceedings" to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2021 sets forth the Group's commitments, contingent liabilities and legal proceedings as of 31 March 2021. There have been no material changes to the Group's commitments, contingent liabilities or legal proceedings during the period covered by this report, except as disclosed below.

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited ('VIL') pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions.

The Group's potential exposure under this mechanism is now capped at INR 64 billion (€743 million) following payments made under this mechanism from Vodafone to VIL, in the year ended 31 March 2021, totalling INR 19 billion (€235 million).

On 15 September 2021, the Government of India announced a relief package and a series of reforms for the telecom sector including a four-year moratorium on spectrum and AGR payments designed to improve the liquidity and financial health of the telecom sector. VIL also requires additional liquidity support from its lenders and intends to raise additional equity capital.

There are significant uncertainties in relation to VIL's ability to make payments in relation to liabilities covered by the mechanism and no further cash payments are considered probable from the Group as at 30 September 2021.

The carrying value of the Group's investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group's potential exposure to liabilities within VIL is capped by the mechanism described above. As a consequence, contingent liabilities arising from litigation in India concerning operations of Vodafone India are not reported below.

Indus Towers merger

The merger of Indus and Bharti Infratel completed on 19 November 2020 and the combined entity was renamed Indus Towers Ltd ("Indus Towers"). Under the terms of the merger a security package was agreed for the benefit of Indus Towers which can be invoked in the event that VIL is unable to satisfy certain payment obligations under its Master Services Agreements with Indus Towers (the 'MSAs'). The security package includes:

-	A prepayment in cash of INR 24 billion (€279 million) by VIL to Indus Towers in respect of its payment obligations that are undisputed, due and payable under the MSAs after the merger closing. The prepayment has been fully utilised in the period;

-	A primary pledge over 190.7 million shares owned by Vodafone Group in Indus Towers having a value of INR 59 billion (€684 million); and

-	A secondary pledge over shares owned by Vodafone Group in Indus Towers (ranking behind Vodafone's existing lenders for the remaining €1.3 billion bank borrowings secured against Indian assets (see note 21) utilised to fund Vodafone's contribution to the VIL rights issue in 2019) ("the Bank Borrowings") with a maximum liability cap of INR 42.5 billion (€494 million).

In the event of non-payment of relevant MSA obligations by VIL, Indus Towers will have recourse to the primary pledge shares and, after repayment of the Bank Borrowings in full, any secondary pledged shares, up to the value of the liability cap. VIL's ability to make MSA payments to Indus Towers is uncertain and depends on a number of factors including its ability to raise additional funding.

Indian tax cases

In January 2012, the Supreme Court of India found against the Indian tax authority and in favour of Vodafone International Holdings BV ('VIHBV') in proceedings brought after the Indian tax authority alleged potential liability under the Income Tax Act 1961 for the failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group ('HTIL') in connection with its 2007 disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India Limited ('Vodafone India').

The Finance Act 2012 of India, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV's transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. On 3 January 2013, VIHBV received a letter from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India's judgement and updating the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (plus interest) along with a statement that enforcement action, including against VIHBV's indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability.

In response to the 2013 letter, VIHBV initiated arbitration proceedings under the Netherlands-India Bilateral Investment Treaty ('Dutch BIT'). The arbitration hearing took place in February 2019. In September 2020, the arbitration tribunal issued its award unanimously ruling in VIHBV's favour. The Indian Government applied in Singapore to set aside the award primarily on jurisdictional grounds. The proceedings have been transferred to the Singapore International Commercial Court ('SICC').

Separately, on 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited formally commenced arbitration with the Indian Government under the United Kingdom-India Bilateral Investment Treaty ('UK BIT') in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty.  After the Delhi High Court first upheld, and subsequently dismissed, the Indian Government's application for an injunction preventing Vodafone from progressing the UK BIT arbitration as an abuse of process, the Indian Government appealed the dismissal. Hearings took place from 2018 to 2020 with frequent adjournments. Following the award in the Dutch BIT, the Delhi High Court dismissed the injunction appeal proceedings. Vodafone has undertaken to proceed with the arbitration commenced under the UK BIT only if the award already published under the Dutch BIT is set aside. The Delhi High Court also permitted the formation of the UK BIT tribunal.

In August 2021 the Indian Parliament passed new tax legislation which affects the retrospective effect of the Finance Act 2012. The impact of this legislation on the Dutch and UK BIT proceedings, in particular whether the Indian Government will withdraw its challenge to the arbitration award in the Dutch BIT, is unknown as of the date of this report. The SICC granted a stay in the Dutch BIT proceedings and agreed not to set a date for the hearing until after 1 January 2022.

VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL. Based on the facts and circumstances of this matter, including the outcome of legal proceedings to date, the Group considers that it is more likely than not that no present obligation exists at 30 September 2021.

UK: IPCom v Vodafone Group Plc and Vodafone UK

On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom could have established that one or more of its patents was valid and infringed, it could have sought an injunction against the UK network if a global licence for the patents was not agreed. The Court ordered expedited trials on the infringement and validity issues. The trial on the first patent was in November 2019 and removed the risk of an injunction so IPCom withdrew the second patent trial listed for May 2020, although the court did find that there had been limited infringement of the patent. Both IPCom and Vodafone appealed certain aspects of the judgement from the first trial at a hearing in January 2021 with the Court of Appeal finding in favour of both parties on different issues. The validity of the first patent was considered by the Board of Appeal of the European Patent Office at a hearing in July 2021. The patent was found to be invalid and was revoked. As a result Vodafone has no liability for patent infringement and the case is resolved.

12    Subsequent events

Vodafone Egypt

On 10 November 2021, the Group announced that it had agreed to transfer its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited ('Vodacom').

The total consideration is €2,365 million of which approximately €1,892 million will be settled by the issue of 242 million new ordinary Vodacom shares to Vodafone at an issue price of ZAR 135.75 per share; the remaining €473 million will be settled in cash. As a result, Vodafone's ownership in Vodacom will increase from 60.5% to 65.1%.

Under the terms of the sale and purchase agreement, the cash element of the Purchase Consideration will be adjusted for any movement in the net debt and agreed working capital of Vodafone Egypt between signing and closing.  Completion of the transaction is subject to a number of regulatory approvals, but is expected to close before 31 March 2022.

Independent review report to Vodafone Group Plc

Conclusion

We have been engaged by Vodafone Plc (the Company) to review the unaudited condensed consolidated financial statements in the half yearly financial report for the six months ended 30 September 2021 which comprise the consolidated income statement, the consolidated statement of comprehensive income/expense, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes 1 to 12. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the unaudited condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2021 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

The annual financial statement of the group will be prepared in accordance with UK adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, "Interim Financial Reporting".

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Auditor's Responsibilities for the review of financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion is based on procedure that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London

16 November 2021

Non-GAAP measures

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below, together with the location of the definition and the reconciliation between the non-GAAP measure and the closest equivalent GAAP measure.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Adjusted EBITDAaL Previously referred to as Adjusted EBITDA. The metrics have the same definition.	Page 47	Operating profit	Pages 12 and 37
Organic Adjusted EBITDAaL growth	Page 47	Not applicable	Not applicable
Organic percentage point change in Adjusted EBITDAaL margin	Page 47	Not applicable	Not applicable
Organic revenue growth	Page 47	Revenue	Pages 48 and 49
Organic service revenue growth	Page 47	Service revenue	Pages 48 and 49
Organic mobile service revenue growth	Page 47	Service revenue	Pages 48 and 49
Organic fixed service revenue growth	Page 47	Service revenue	Pages 48 and 49
Organic retail service revenue growth	Page 47	Service revenue	Pages 48 and 49
Other metrics
Adjusted profit attributable to owners of the parent	Page 50	Profit attributable to owners of the parent	Page 50
Adjusted basic earnings per share	Page 50	Basic earnings per share	Pages 50 and 51
Cash flow, funding and capital allocation metrics
Free cash flow	Page 51	Inflow from operating activities	Page 52
Adjusted free cash flow Previously referred to as Free cash flow (pre spectrum, restructuring and integration costs) but now excludes Vantage Towers growth capital expenditure.	Page 51	Inflow from operating activities	Pages 24 and 52
Gross debt	Page 51	Borrowings	Page 52
Net debt	Page 51	Borrowings less cash and cash equivalents	Page 52
Pre-tax ROCE (controlled)	Page 53	ROCE calculated using GAAP measures	Pages 53 and 54
Post-tax ROCE (controlled and associates/joint ventures)	Page 53	ROCE calculated using GAAP measures	Pages 53 and 54
Financing and Taxation metrics
Adjusted net financing costs	Page 55	Net financing costs	Page 22
Adjusted profit before taxation	Page 55	Profit before taxation	Page 55
Adjusted income tax expense	Page 55	Income tax expense	Page 55
Adjusted effective tax rate	Page 55	Income tax expense	Page 55
Share of adjusted results in equity accounted associates and joint ventures	Page 55	Share of results in equity accounted associates and joint ventures	Page 56
Share of adjusted results in equity accounted associates and joint ventures used in post-tax ROCE	Page 55	Share of results in equity accounted associates and joint ventures	Page 56

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL

Adjusted EBITDAal is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.

It is a key external metric used by the investor community to assess performance of our operations.

It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned fixed assets and excluding share of results in equity accounted associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

All amounts marked with an "*" in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers have been adjusted to reflect a full year of operation on a proforma basis in order to be comparable to FY22.

Organic growth is calculated for revenue and profitability metrics, as follows:

-     Adjusted EBITDAaL;

-     Percentage point change in Adjusted EBITDAaL margin;

-     Revenue

-     Service revenue;

-     Mobile service revenue;

-     Fixed service revenue; and

-     Retail service revenue.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-     It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-     It is used for internal performance analysis; and

-     It facilitates comparability of underlying growth with other companies (although the term "organic" is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Six months ended 30 September 2021

	H1 FY22	H1 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	5,777	5,723	0.9	0.3	-	1.2
Mobile service revenue	2,541	2,503	1.5	-	-	1.5
Fixed service revenue	3,236	3,220	0.5	0.4	-	0.9
Italy	2,187	2,249	(2.8)	0.3	-	(2.5)
Mobile service revenue	1,589	1,638	(3.0)	-	-	(3.0)
Fixed service revenue	598	611	(2.1)	0.8	-	(1.3)
UK	2,521	2,401	5.0	0.6	(4.4)	1.2
Mobile service revenue	1,797	1,700	5.7	-	(4.4)	1.3
Fixed service revenue	724	701	3.3	2.0	(4.4)	0.9
Spain	1,866	1,880	(0.7)	0.1	-	(0.6)
Other Europe	2,502	2,411	3.8	0.1	(0.6)	3.3
Vodacom	2,271	1,949	16.5	-	(11.1)	5.4
Other Markets	1,752	1,679	4.3	-	14.8	19.1
Vantage Towers	-	-	-	-	-	-
Common Functions	252	219
Eliminations	(118)	(93)
Total service revenue	19,010	18,418	3.2	0.2	(0.6)	2.8
Other revenue	3,479	3,009
Revenue	22,489	21,427	5.0	0.1	(0.9)	4.2

Other growth metrics
Vodafone Business - Service revenue	5,086	4,984	2.0	0.5	(1.3)	1.2
Germany - Retail service revenue	5,636	5,557	1.4	0.3	-	1.7

Adjusted EBITDAaL[1,2]
Germany	2,892	2,844	1.7	6.0	-	7.7
Italy	917	800	14.6	0.1	-	14.7
UK	638	636	0.3	5.8	(4.3)	1.8
Spain	445	488	(8.8)	8.2	-	(0.6)
Other Europe	836	870	(3.9)	9.2	(0.8)	4.5
Vodacom	1,062	891	19.2	-	(13.6)	5.6
Other Markets	683	601	13.6	-	14.7	28.3
Vantage Towers	305	-
Common Functions[3]	(213)	(119)
Group	7,565	7,011	7.9	(0.2)	(1.2)	6.5

Percentage point change in Adjusted EBITDAaL margin[1,2]
Germany	44.9%	44.6%	0.3	2.4	-	2.7
Italy	36.6%	31.9%	4.7	(0.1)	-	4.6
UK	20.2%	21.3%	(1.1)	1.2	(0.1)	-
Spain	21.3%	23.8%	(2.5)	1.9	-	(0.6)
Other Europe	29.8%	32.0%	(2.2)	2.7	(0.1)	0.4
Vodacom	36.3%	36.8%	(0.5)	-	(0.5)	(1.0)
Other Markets	34.9%	31.7%	3.2	-	(0.5)	2.7
Vantage Towers	49.9%	-
Group	33.6%	32.7%	0.9	(0.1)	(0.1)	0.7

Notes:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Adjusted EBITDAaL for Other Markets and therefore the Group declined by €12 million. As a result, the Adjusted EBITDAaL margin for Other Markets and the Group declined by 0.6 pps and 0.1 pps, respectively.

2. In respect of Adjusted EBITDAaL and Adjusted EBITDAaL margin information presented in the tables above, the 'M&A and Other' column includes adjustments for Vantage Towers to reflect a full year of operation on a proforma basis so that organic metrics are calculated on a comparable basis.

3. Common Functions Adjusted EBITDAaL includes a non-recurring charge in relation to the impairment of prior year receivables.

Quarter ended 30 September 2021

	Q2 FY22	Q2 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,905	2,883	0.8	0.2	-	1.0
Mobile service revenue	1,287	1,277	0.8	-	-	0.8
Fixed service revenue	1,618	1,606	0.7	0.5	-	1.2
Italy	1,111	1,129	(1.6)	0.2	-	(1.4)
Mobile service revenue	807	823	(1.9)	-	-	(1.9)
Fixed service revenue	304	306	(0.7)	0.8	-	0.1
UK	1,265	1,208	4.7	1.6	(5.7)	0.6
Mobile service revenue	902	854	5.6	1.0	(5.6)	1.0
Fixed service revenue	363	354	2.5	3.0	(5.8)	(0.3)
Spain	941	960	(2.0)	0.1	-	(1.9)
Other Europe	1,274	1,240	2.7	0.1	(0.4)	2.4
Vodacom	1,145	999	14.6	-	(11.5)	3.1
Other Markets	923	839	10.0	-	9.7	19.7
Vantage Towers	-	-	-	-	-	-
Common Functions	127	110
Eliminations	(71)	(60)
Total service revenue	9,620	9,308	3.4	0.4	(1.4)	2.4
Other revenue	1,768	1,613
Revenue	11,388	10,921	4.3	0.1	(1.5)	2.9

Other growth metrics
Vodafone Business - Service revenue	2,544	2,520	1.0	1.0	(1.9)	0.1
Germany - Retail service revenue	2,836	2,802	1.2	0.3	-	1.5

Quarter ended 30 June 2021

	Q1 FY22	Q1 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,872	2,840	1.1	0.3	-	1.4
Mobile service revenue	1,254	1,226	2.3	-	-	2.3
Fixed service revenue	1,618	1,614	0.2	0.4	-	0.6
Italy	1,076	1,120	(3.9)	0.3	-	(3.6)
Mobile service revenue	782	815	(4.0)	-	-	(4.0)
Fixed service revenue	294	305	(3.6)	0.9	-	(2.7)
UK	1,256	1,193	5.3	0.2	(3.0)	2.5
Mobile service revenue	895	846	5.8	-	(3.1)	2.7
Fixed service revenue	361	347	4.0	0.9	(2.8)	2.1
Spain	925	920	0.5	0.3	-	0.8
Other Europe	1,228	1,171	4.9	0.1	(0.8)	4.2
Vodacom	1,126	950	18.5	-	(10.6)	7.9
Other Markets	829	840	(1.3)	-	19.7	18.4
Vantage Towers	-	-	-	-	-	-
Common Functions	125	109
Eliminations	(47)	(33)
Total service revenue	9,390	9,110	3.1	0.2	-	3.3
Other revenue	1,711	1,396
Revenue	11,101	10,506	5.7	0.1	(0.2)	5.6

Other growth metrics
Vodafone Business - Service revenue	2,542	2,464	3.2	0.3	(0.8)	2.7
Germany - Retail service revenue	2,800	2,755	1.6	0.3	-	1.9

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of adjusted basic earnings per share.	Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses, other income and expense and mark-to-market and foreign exchange movements, together with related tax effects.
Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.	Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings / (loss) per share.

Adjusted profit attributable to owners of the parent

The reconciliation of adjusted profit attributable to owners of the parent to the closest equivalent GAAP measure, profit attributable to owners of the parent, is provided below.

	H1 FY22			H1 FY21[1]
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	7,565	-	7,565	7,011	-	7,011
Restructuring costs	(172)	172	-	(86)	86	-
Interest on lease liabilities	199	-	199	189	-	189
Loss on disposal of property, plant & equipment and intangible assets	(26)	-	(26)	(13)	-	(13)
Depreciation and amortisation on owned assets[2]	(4,949)	253	(4,696)	(5,062)	240	(4,822)
Share of results of equity accounted associates and joint ventures[3]	111	137	248	260	(5)	255
Other (expense)/income	(108)	108	-	1,055	(1,055)	-
Operating profit	2,620	670	3,290	3,354	(734)	2,620
Investment income	129	-	129	183	-	183
Financing costs	(1,473)	453	(1,020)	(1,610)	599	(1,011)
Profit before taxation	1,276	1,123	2,399	1,927	(135)	1,792
Income tax expense	1	(679)	(678)	(459)	35	(424)
Profit for the financial period	1,277	444	1,721	1,468	(100)	1,368

Profit attributable to:
- Owners of the parent	996	442	1,438	1,269	(100)	1,169
- Non-controlled interests	281	2	283	199	-	199
Profit for the financial period	1,277	444	1,721	1,468	(100)	1,368

Notes:

1.             In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Adjusted EBITDAaL has declined by €12 million, Operating profit has declined by €118 million, Profit before tax has declined by €118 million and Profit for the financial period has declined by €87 million.

2.             Reported depreciation and amortisation excludes depreciation on leased assets and loss on disposal of Right-of-use assets included within Adjusted EBITDAaL. Refer to Additional Information on page 56 for an analysis of depreciation and amortisation. The adjustments of €253 million (H1 FY21: €240 million) relate to amortisation of customer bases and brand intangible assets.

3.             Refer to page 56 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.

Adjusted basic earnings per share

The reconciliation of adjusted basic earnings per share to the closest equivalent GAAP measure, basic earnings per share, is provided below.

	H1 FY22		H1 FY21[1]
	€m		€m
Profit attributable to owners of the parent	996		1,269
Adjusted profit attributable to owners of the parent	1,438		1,169

	Million		Million
Weighted average number of shares outstanding - Basic	29,331		29,535

	eurocents		eurocents
Basic earnings per share	3.40	c	4.30	c
Adjusted basic earnings per share	4.90	c	3.96	c

Note:

1. In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in the following changes to the previously published results for the six months ended 30 September 2020: Profit attributable to owners of the parent has declined by €45 million, Adjusted profit attributable to owners of the parent has declined by €45 million, Basic earnings per share and Adjusted basic earnings per share have declined by 0.15 eurocents.

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow

Internal performance reporting.

External metric used by investor community.

Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital, disposal of property, plant and equipment, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, licences and spectrum, interest received and paid, taxation, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries and payments in respect of lease liabilities.
Adjusted free cash flow

Internal performance reporting.

External metric used by investor community.

Setting director and management remuneration

Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items and Vantage Towers growth capital expenditure.

The definition of this non-GAAP measure has changed for the year ending 31 March 2022. Adjusted free cash flow now excludes Vantage Towers growth capital expenditure. This change was made so the measure aligns to the basis on which Outlook guidance is provided and so is a more useful metric for the investor community.

Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Cash flow and funding (continued)

The tables below present: (i) the reconciliation between Inflow from operating activities and Free cash flow and (ii) the reconciliation between Borrowings, Gross debt and Net debt.

	H1 FY22	H1 FY21
	€m	€m
Inflow from operating activities	6,455	6,009
Net tax paid	577	533
Cash generated by operations	7,032	6,542
Capital additions	(3,365)	(3,363)
Working capital movement in respect of capital additions	(739)	(222)
Disposal of property, plant and equipment and intangible assets	8	6
Integration capital additions	(110)	(88)
Working capital movement in respect of integration capital additions	(76)	(28)
Licences and spectrum	(482)	(286)
Interest received and paid	(727)	(621)
Taxation	(577)	(533)
Dividends received from associates and joint ventures	469	355
Dividends paid to non-controlling shareholders in subsidiaries	(399)	(166)
Payments in respect of lease liabilities	(2,056)	(1,936)
Other	39	239
Free cash flow	(983)	(101)

	H1 FY22	Year-end FY21
	€m	€m
Borrowings	(69,521)	(67,760)
Adjustments:
Lease liabilities	12,428	13,032
Bank borrowings secured against Indian assets	1,337	1,247
Collateral liabilities	1,498	962
Gross debt	(54,258)	(52,519)
Collateral liabilities	(1,498)	(962)
Cash and cash equivalents	5,824	5,821
Short-term investments	4,043	4,007
Collateral assets	1,654	3,107
Derivative financial instruments	650	(859)
Less mark-to-market (gains)/losses deferred in hedge reserves	(713)	862
Net debt	(44,298)	(40,543)

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed ('ROCE')	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.	We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes Borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short-term investments, collateral assets, financial liabilities under put option arrangements and equity.
Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above	We calculate pre-tax ROCE (controlled operations) by dividing Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses, other income and expense and the share of results in equity accounted associates and joint ventures. On a post-tax basis, the measure includes our share of adjusted results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including Right-of-Use assets and liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

Return on Capital Employed ('ROCE') using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

For the purpose of the half-year ROCE calculation the returns are based on the 12 months ended 30 September 2021 and the denominator is based on the average of the capital employed as at 30 September 2021 and 30 September 2020.

	H1 FY22	FY21
	€m	€m
Operating profit[1]	4,363	5,097

Borrowings	69,521	67,760
Cash and cash equivalents	(5,824)	(5,821)
Derivative financial instruments included in trade and other receivables	(3,666)	(3,151)
Derivative financial instruments included in trade and other payables	3,016	4,010
Short-term investments	(4,043)	(4,007)
Collateral assets	(1,654)	(3,107)
Financial liabilities under put option arrangements	502	492
Equity	58,047	57,816
Capital employed at end of the period	115,899	113,992

Average capital employed for the period	116,450	115,090

ROCE using GAAP measures	3.7%	4.4%

Note:

1. FY21 Operating profit included a gain of €1.0 billion arising on the merger of Vodafone Hutchison Australia into TPG Telecom Limited.

Return on Capital Employed ('ROCE') : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciling to the closest equivalent GAAP measure.

For the purpose of the half-year ROCE calculation the returns are based on the 12 months ended 30 September 2021 and the denominator is based on the average of the capital employed as at 30 September 2021 and 30 September 2020.

	H1 FY22	FY21
	€m	€m
Operating profit	4,363	5,097
Interest on lease liabilities	(384)	(374)
Restructuring costs	442	356
Impairment loss	-	-
Other income	595	(568)
Share of results in equity accounted associates and joint ventures	(193)	(342)
Adjusted operating profit for calculating pre-tax ROCE (controlled)	4,823	4,169
Share of adjusted results in equity accounted associates and joint ventures used in post-tax ROCE[1]	194	203
Notional tax at adjusted effective tax rate[2]	(1,463)	(1,176)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	3,554	3,196

Capital employed for calculating ROCE on a GAAP basis	115,899	113,992
Adjustments to exclude:
- Leases	(12,428)	(13,032)
- Deferred tax assets	(21,800)	(21,569)
- Deferred tax liabilities	1,985	2,095
- Taxation recoverable	(515)	(434)
- Taxation payable	1,079	769
- Other investments	(1,609)	(1,514)
- Associates and joint ventures	(5,653)	(5,927)
- Pension assets and liabilities	121	453
Adjusted capital employed for calculating pre-tax ROCE (controlled)	77,079	74,833
Associates and joint ventures	5,653	5,927
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	82,732	80,760

Average capital employed for calculating pre-tax ROCE (controlled)	76,895	75,470
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	82,585	81,143

Pre-tax ROCE (controlled)	6.3%	5.5%
Post-tax ROCE (controlled and associates/joint ventures)	4.3%	3.9%

Notes:

1. Share of Adjusted results in equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure.

2. Includes tax for H1 FY22 at the Adjusted effective tax rate of 31.5%, together with tax for H2 FY21 at the adjusted effective tax rate of 26.4%.

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.
Adjusted profit before taxation	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted profit before taxation excludes the tax effects of items excluded from adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements.
Adjusted income tax expense	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted income tax expense excludes the tax effects of items excluded from adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.
Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Share of adjusted results in equity accounted associates and joint ventures	This metric is used in the calculation of adjusted effective tax rate.	Share of results in equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Share of adjusted results in equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results in equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Adjusted tax metrics

The table below reconciles profit before taxation and income tax expense to adjusted profit before taxation, adjusted income tax expense and adjusted effective tax rate.

	H1 FY22	H1 FY21[1]
	€m	€m
Profit before taxation	1,276	1,927
Adjustments to derive adjusted profit before tax	1,123	(135)
Adjusted profit before taxation	2,399	1,792
Share of adjusted results in equity accounted associates and joint ventures	(248)	(255)
Adjusted profit before tax for calculating adjusted effective tax rate	2,151	1,537

Income tax credit/(expense)	1	(459)
Tax on adjustments to derive adjusted profit before tax	(62)	(153)
Adjustments:
- Deferred tax on use of Luxembourg losses in the year	155	188
- Increase in deferred tax assets in the UK as a result of a change in the corporate tax rate	(498)	-
- Revaluation of assets for tax purposes in Italy	(274)	-
Adjusted income tax expense for calculating adjusted tax rate	(678)	(424)

Adjusted effective tax rate	31.5%	27.6%

Note:

1.             In the previously published results for the six months ended 30 September 2020, the Group's 55% interest in Vodafone Egypt was held for sale. In December 2020, we announced that discussions with the potential purchaser had been terminated. Consequently, the held for sale classification was reversed resulting in an increase in the Adjusted effective tax rate of 0.1 pps compared to the previously published results.

Share of adjusted results in equity accounted associates and joint ventures

The table below reconciles share of adjusted results in equity accounted associates and joint ventures to the closest GAAP equivalent, share of results in equity accounted associates and joint ventures.

	H1 FY22	H1 FY21
	€m	€m
Share of results in equity accounted associates and joint ventures	111	260
Amortisation of acquired customer base and brand intangible assets	126	124
Share of adjusted results in equity accounted associates and joint ventures used in post-tax ROCE	237	384
Restructuring costs	11	-
Other expense/(income)	-	(129)
Share of adjusted results in equity accounted associates and joint ventures	248	255

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	H1 FY22	H1 FY21
	€m	€m
Depreciation on leased assets	2,003	1,925
Depreciation on owned assets	2,905	2,834
Amortisation of intangible assets	2,044	2,228
Depreciation and amortisation	6,952	6,987
Loss on disposal of owned assets	26	13
Loss on disposal of Right-of-Use assets	-	1
Depreciation, amortisation and loss on disposal of assets - as recognised in the consolidated income statement	6,978	7,001

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	H1 FY22	H1 FY21
	€m	€m
Capital additions	3,365	3,363
Integration related capital additions	110	88
Licence and spectrum additions	829	126
Additions to customer bases	-	1
Additions	4,304	3,578
Intangible assets additions	1,878	1,104
Property, plant and equipment owned additions	2,426	2,474
Total additions	4,304	3,578

Definitions

Key terms are defined below. See page 46 for the location of non-GAAP measure definitions.

Term	Definition
Africa	Comprises the Vodacom Group and businesses in Egypt and Ghana.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
B2C	Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation	The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Includes Right-of-use assets.
Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standard.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital expenditure	Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things ('IoT')	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile customer revenue	Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge ('in-bundle') and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles ('out-of-bundle'). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO	Mobile Virtual Network Operator.
Next generation networks ('NGN')	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Retail revenue	Retail revenue comprises service revenue (see below) excluding Mobile Virtual Network Operator ('MVNO') and Fixed Virtual Network Operator ('FVNO') wholesale revenue.
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad. Visitors: revenue received from other operators or markets when their customers roam on one of our markets' networks.
Service revenue	Service revenue is all revenue related to the provision of or ongoing services including but not limited to, monthly access changes, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and medium sized enterprises.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers AG. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.	All growth rates reflect a comparison to the quarter ended 30 September 2020 unless otherwise stated.

3.	References to "Q1" and "Q2" are to the three months ended 30 June 2021 and 30 September 2021, respectively, unless otherwise stated.
References to the "year", "financial year" or "FY22" are to the financial year ending 31 March 2022. References to the "last year", "last financial year" or "FY21" are to the financial year ended 31 March 2021 unless otherwise stated.

4.	Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, DRC, Tanzania, Mozambique and Lesotho.

5.	Quarterly historical information is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports- presentations

6.	This trading update contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2022; the Group's sustainable business strategy and 2025 targets; expectations for the Group's future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including the launch of VodaPay; expectations regarding the Group's environmental targets, expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "will", "anticipates", "could", "may", "should", "expects", "believes", "intends", "plans" or "targets" (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group's ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestment of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under "Forward-looking statements" and "Principal risk factors and uncertainties" in the Group's annual report for the financial year ended 31 March 2021. The annual report can be found on the Group's website (https://investors.vodafone.com/reports-information/latest-annual-results). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2021

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 16, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary